LIVING THE *vision*



MGP INGREDIENTS, INC. ANNUAL REPORT 2004

TO PROVIDE OUR CUSTOMERS WITH SUPERIOR VALUE-ADDED INGREDIENTS DERIVED FROM NATURAL SOURCES.

FINANCIAL HIGHLIGHTS	1
PRESIDENT'S LETTER TO STOCKHOLDERS	2
REPORT FROM THE CHAIRMAN	6
OVERVIEW OF OPERATIONS	8
BOARD OF DIRECTORS & OFFICERS	18
SELECTED FINANCIAL INFORMATION	19
MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS	20
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	32
FINANCIAL STATEMENTS	33
STOCKHOLDER INFORMATION	INSIDE BACK COVER



WHEAT
MGPI INTEGRATED PROCESS
CORN/MILO
MILL BY-PRODUCTS
FLOUR MILL
PROTEIN & STARCH PROCESSING
DISTILLERY
DISTILLERY BY-PRODUCTS
· MILL FEED
· OTHER MILL BY-PRODUCTS
· SPECIALTY INGREDIENTS
· COMMODITY INGREDIENTS
· FOOD GRADE BEVERAGE AND INDUSTRIAL ALCOHOL
· FUEL GRADE ALCOHOL
· DISTILLERS FEED
· CARBON DIOXIDE

FOUNDED IN 1941, MGP INGREDIENTS, INC. IS A FULLY INTEGRATED PRODUCER OF specialty and commodity ingredients and distillery products. Specialty ingredients are principally comprised of specialty wheat proteins and wheat starches. Commodity ingredients consist primarily of vital wheat gluten and commodity wheat starch. Distillery products include food grade alcohol and fuel grade alcohol. By-products include mill feeds, distillers feed and carbon dioxide. The Company's principal raw materials consist of wheat, which is processed into all products, and corn and milo, which are processed into alcohol and alcohol by-products.

The Company's ingredients are sold primarily as food additives to enhance the functionality, appearance, texture, taste and a variety of other characteristics of baked and processed foods. The Company's ingredients are also sold for use in personal care product applications, the manufacture of pet treats and pet chews, and the production of bio-based and bio-degradable items.

Through extensive research in grain-based protein and wheat starch chemistry, MGPI continues to expand the depth and scope of its business. The Company's scientists focus their expertise on developing highly functional ingredients that provide substantial benefits and advantages to customers and ultimately to the consumer. Breakthroughs in recent years include a host of specialty wheat protein isolates and fractionates, and hydrolyzed and textured proteins.

The Company's growing lines of specialty starches include cook-up, instant and resistant starches, which primarily are used in foods ranging from bakery products and breakfast cereals to batters and breadings, soups, sauces and gravies. MGPI additionally produces starches for several industrial applications, including carbonless and corrugated paper products, adhesives and lubricants.

MGPI's food grade alcohol is produced for beverage and industrial applications. The Company's beverage alcohol consists primarily of vodka and gin and is sold in bulk form. Fuel grade alcohol is sold as an octane additive and oxygenate that is commonly known as ethanol. Alcohol by-products include animal feeds.

MGPI processes its products at plants located in Atchison, Kansas, where the Company is headquartered, and in Pekin, Illinois. The Company also operates a facility in Kansas City, Kansas for the further processing and extrusion of proteins and starches derived principally from wheat. All of these plants operate 24 hours daily throughout the year. As of June 30, 2004, the Company had 500 employees.


NET SALES
(IN MILLIONS OF DOLLARS)
$270.7
$192.4
$214.5
$229.2
$231.9
2004
2003
2002
2001
2000


NET INCOME
(IN MILLIONS OF DOLLARS)
$9.5
$5.2
$6.3
$2.7
$4.9
2004
2003
2002
2001
2000


CASH FLOWS FROM OPERATING ACTIVITIES
(IN MILLIONS OF DOLLARS)
$11.0
$8.2
$15.6
$37.3
$22.4
2004
2003
2002
2001
2000

FINANCIAL HIGHLIGHTS

YEARS ENDED JUNE 30, (DOLLARS IN THOUSANDS)

	2004	2003	2002	2001	2000
Net sales	**$ 270,673**	$ 192,372	$ 214,528	$ 229,241	$ 231,880
Net income	**$ 9,468**	$ 5,154	$ 6,259	$ 2,660	$ 4,890
Cash flows from operating activities	**$ 10,970**	$ 8,177	$ 15,599	$ 37,325	$ 22,376
Working capital	**$ 39,811**	$ 38,527	$ 48,383	$ 47,490	$ 45,089
Total debt	**$ 15,762**	$ 18,433	$ 21,634	$ 26,693	$ 20,454
Stockholders' equity	**$ 118,209**	$ 105,218	$ 104,678	$ 100,544	$ 102,378
Debt as percent of stockholders' equity	**13.33%**	17.51%	20.67%	26.55%	19.99%



DEAR STOCKHOLDERS:

FISCAL 2004 WAS A REMARKABLY EXCITING AND PROGRESSIVE YEAR FOR MGP INGREDIENTS. It was a year in which sales of our specialty ingredients experienced unprecedented growth, resulting in significantly improved operating profits and prompting a number of capacity improvement projects to strengthen our ability to serve customers now and in the future. From a broader perspective, it was a milestone year stamped with proof that we indeed are living our vision of being a customer-centric provider of value-added ingredient solutions to the marketplace.

Our results provide evidence that our Company has evolved into a business that is firmly focused on achieving growth and strengthening stockholder value through the development, production and marketing of specialty ingredients. Our net income in fiscal 2004 reached $9,468,000, nearly doubling the prior year's net income of $5,154,000. What is particularly significant about this improvement is that our earnings in fiscal 2003 were principally due to $15.4 million in pre-tax income ($9.3 million after the effects of income taxes) resulting from insurance proceeds related to the distillery explosion at our Atchison, Kansas plant in September, 2002. Our earnings in fiscal 2004, on the other hand, resulted from our operating performance, which was driven by advances in our ingredients segment.


INGREDIENTS SEGMENT GROWTH
(FY 2004 VS FY 2003)
SALES
$120.0
$100.0
$80.0
$60.0
$40.0
$20.0
$0.0
(DOLLARS IN MILLIONS)
$102.7
$85.3
Total Ingredients Segment
Specialty Ingredients
$57.2
$41.7
FY 2004
FY 2003

Our net sales rose from $192,372,000 in fiscal 2003 to $270,673,000 in fiscal 2004. While part of this increase was due to a 24 percent rise in sales of distillery products, the greatest impact came from our ingredients segment, where sales exceeded the prior year's level by 80 percent.

All of us at MGP Ingredients are energized by our customer-centric vision. Our decision to focus on developing specialty ingredients in response to customers' particular needs was validated during fiscal 2004 like no other year in our history. Driven by significant customer demand for high protein and low carbohydrate choices, food manufacturers in particular turned to us to help them develop products that would address these areas. However, there is considerably more to our success story of fiscal 2004.

While a tremendous build-up in demand for reduced carbohydrate products accelerated our growth this past year, it is important to note that we also achieved significant growth in sales of specialty ingredients not related to this area. For example, we continued to experience steady growth in sales of our Arise® wheat protein isolates and a number of our specialty starches not associated with low-carb applications. Similarly, sales of our Wheatex® textured wheat proteins, which have been developed for use in grain-based foods as well as meat analogs and meat extension applications, remained on an upward track. We believe that the reasons behind these increases are indicative of an even greater, more extensive consumer movement: Americans are increasingly focused on healthier lifestyles. An aging baby boomer population is seeking better choices in an effort to stay healthier longer. An increasing awareness of the ravages of obesity and diabetes are driving lifestyle changes in every age group. Increasingly sophisticated consumers are demanding better tasting products that also fit into their active lifestyles. These are not trends, but marketplace realities.


LIVING THE

There are additional marketplace developments and opportunities that are driving the performance and evolution of MGP Ingredients. Americans are spending more on better products for their pets. The United States government is demanding greater use of ecologically sensitive products that may also reduce reliance on foreign oil. Personal care products manufacturers are seeking plant-based, versus animal-based, additives that enhance functionality. Environmental concerns are driving further use of clean burning ethanol as a gasoline additive. Our customers and partners are driving the pace of change, and we are there working alongside them in order to maximize their opportunities in the marketplace, and by extension, our own.

We took crucial steps during fiscal 2004 to position MGP Ingredients even more decisively for the myriad of opportunities that lie ahead. These included the initiation of projects at our Kansas City, Kansas plant related to the manufacture of our Polytriticum™ wheat-based resins. Expected to be completed by April, 2005 at a projected cost of $5.5 million, these projects will enable us to press ahead with the development of eco-friendly bio-based polymers and continue to build on our strong growth in the pet area. Our capabilities to serve new and existing customers will be expanded with the addition of new equipment for turning out finished, retail-ready products. We also announced plans for a $4.5 million expansion at the Kansas City facility that is expected to approximately double production capacity for our Wheatex® line of textured wheat proteins. This upgrade is slated to be finished in September, 2004 and follows two separate capacity improvement projects for Wheatex® and Polytriticum™ resins that were completed this past March at a combined cost of $5.5 million. Also during 2004, we completed $5.6 million worth of capital improvement projects aimed at increasing production capacity for our breakthrough Fibersym™ 70 resistant wheat starch and certain other specialty modified starches.


Atchison distillery reconstruction
COMPLETED: December, 2003
PROJECT: Starch capacity improvements
PRODUCT FOCUS: Fibersym™ 70 resistant starch and other specialty modified starches
LOCATION(S): Pekin and Atchison
COMPLETED: March-July, 2004
COST: $5.6 million
PROJECT: Textured wheat protein expansion
PRODUCT FOCUS: Wheatex®
LOCATION: Kansas City
SCHEDULED COMPLETION: September, 2004
COST: $4.5 million
PROJECT: New distillation equipment (to replace older equipment)
PRODUCT FOCUS: Alcohol
LOCATION: Pekin
SCHEDULED COMPLETION: Mid-2005
COST: $3 million
PROJECT: Textured wheat protein and wheat-based resin equipment and facility upgrades
PRODUCT FOCUS: Wheatex® Polytriticum™
LOCATION: Kansas City
COMPLETED: March, 2004
COST: $3.8 million
PROJECT: Textured wheat protein expansion
PRODUCT FOCUS: Wheatex®
LOCATION: Kansas City
COMPLETED: March, 2004
COST: $1.7 million
PROJECT: New production and packaging equipment
PRODUCT FOCUS: Polytriticum™ pet product resins and biopolymers
LOCATION: Kansas City
SCHEDULED COMPLETION: April, 2005
COST: $5.5 million
PROJECT: New feed production equipment
PRODUCT FOCUS: Distillers Feed
LOCATION: Atchison
SCHEDULED COMPLETION: Mid-2005
COST: $9 million

Our Fibersym™ line, the name of which was changed from FiberStar™ to differentiate and highlight its unique position in the marketplace as a fiber enhancer for reduced carb applications and other formulations, was further strengthened through two important agreements. The first, signed in May with Penford Corporation, has added a potato-based resistant starch, Fibersym™ 80 ST, to the line. The second agreement, signed in July, 2004 with Cargill, Incorporated, provides for the production and marketing of Fibersym™ HA, a new resistant starch derived from high amylose corn. Details about both of these arrangements, which expand our fiber enhancement solutions beyond wheat, are included in the *Management's Discussion and Analysis* section of this report. Of particular importance is that the execution of these agreements with two large and sophisticated food corporations signal to us the continued interest in high fiber, low carb and diabetic diets. By providing for the manufacture of additional resistant starches, these agreements also allow us to leverage the inherent strength of our core Fibersym™ technology by adding "virtual" capacity to address market opportunities without incurring additional fixed costs.

As we look ahead, fiscal 2005 should open up new avenues of progress for our specialty ingredients. Achieving that progress will further the transformation of this formerly commodity-focused company into a technologically differentiated, value-added solutions provider. A diverse and balanced product portfolio should reduce cyclicality and result in smoother movement of assets and resources.

Our first priority in the year ahead will be to simply meet the demand for our products in the marketplace. Even as the initial fervent wave of popularity of lower net carb products eases, we expect new opportunities and applications for our Fibersym™ line to unfold with a greater emphasis on taste and overall nutritional profile. Our Arise® and Wheatex® lines and many of our unique Midsol™ and Pregel™ specialty starches have become solid fixtures in numerous food formulations and continue to generate new, more widespread interest. Additionally, we expect our Polytriticum™ pet and bio-based products to gain increasing popularity and we will remain vigilant in bringing planned new capacity and capabilities on line on schedule.

Second, we will seek to unlock the full potential of our protein and starch technologies in other diverse and specialized applications, including new applications for our personal care ingredient platforms, pet-related products and wheat-based biopolymers. In addition, we remain excited by the opportunities presented by our FP™ series of wheat proteins, which includes FP™600, and our HWG™2009, a refined wheat protein rich in glutamine peptides. FP™600 has demonstrated remarkable abilities in improving the shelf life stability and textural properties of foods, including flour tortillas, which represent one of the fastest growing areas in the bakery business. We continue to target HWG™2009 for nutritional bar and instant beverage applications, as well as protein enriched bread products.

Third, we will continue to refine and fortify our customer relationship model to foster stronger consulting and partnership dynamics. Internally, this will result in even closer ties between our sales & marketing and research & development functions. This specialized "hybrid" is unique, and represents a true competitive advantage in providing innovative and highly functional ingredient solutions to our customers.

Even as we pursue opportunities in specialty ingredients, we remain committed to our distillery products segment as the final leg of our manufacturing operations. It is a strong generator of cash, and it serves as a cost-effective component for converting starch effluent into high quality


LIVING THE

saleable products. Given its commodity status, our goal for the distillery products segment going forward is not to actively grow the business, but to manage costs to remain competitive and continue to benefit from its place in our production chain.

In December 2003, a full month ahead of schedule, we completed the reconstruction of our Atchison distillery. In March, our Board of Directors approved plans for a $9 million equipment upgrade for distillers feed processing at the Atchison plant. Simultaneously, $3 million was earmarked for the installation of new alcohol distillation equipment at our Pekin, Illinois plant. Both of these projects, which are slated to be completed by mid-2005, will strengthen efficiency in an important part of our integrated production process, especially in regard to energy usage. In addition, new state-of-the-art emission control technology in our Atchison feed operation will enable us to stay in step with government environmental standards.


DISTILLERY PRODUCT SEGMENT SALES
(FY 2004 VS FY 2003)
SALES
(DOLLARS IN MILLIONS)
$180.0
$160.0
$140.0
$120.0
$100.0
$80.0
$60.0
$40.0
$20.0
$0.0
$168.0
$135.2
FY 2004
FY 2003

Our overall manufacturing and supply chain efficiencies should benefit from our new, nearly $2 million Enterprise Resource Planning system called Project Lynx, which is expected to be fully installed and in service before the close of fiscal 2005. This system will instantly "link" together multiple data from supply chain functions throughout our total corporation. It will greatly speed up and strengthen our analytical and decision-making processes and should help prevent the necessity for certain types of unexpected inventory adjustments.

We are clearly pleased with our strong performance in fiscal 2004, but we are even more excited by the opportunities we have ahead of us. With increased interest in our specialty ingredients, a stable commodity market, solid pricing for alcohol and new production upgrades coming online, we believe that we are well positioned to further accomplish our goals. We look forward to sharing our successes with all of you as we move ahead.

Sincerely,

Ladd M Seaberg

Ladd M. Seaberg
President and CEO
September 9, 2004



DEAR STOCKHOLDERS:

YOU ALL KNOW BY NOW THAT THE LONG AWAITED TURNAROUND IN THE PROFITABILITY of your company is in full swing. These are exciting days in the history of MGP Ingredients, Inc. My involvement with the company has now reached 62 years, and though we've had many years of success during that time, none have been as satisfying to me as the past year, even though I have been out of active management for 12 years now.

Many will think that this recent success was entirely caused by the development of the so-called "low-carb craze." It obviously had an effect profit-wise, but the real reasons you should be proud (as I am) of what has been accomplished is far more significant. Every company needs market demand to be successful, but that would have meant little to MGPI if the company was not prepared financially, operationally and from a marketing standpoint to take advantage of that demand.

Ten years ago, when unfair subsidized European gluten imports essentially consumed our market for a product that had been our major profit maker for 30 years, a lesser company could have failed. Two years ago the serious explosion that wrecked our Atchison distillery could have had a similar result. However, both of these events have only made your company stronger through a combination of excellent management and strong financial strength. The approximately $26 million that we received from Washington, DC, after yeoman service from our Representatives, Senators and other officials, to partially compensate the U.S. industry for the unfair gluten importation was spent in exactly the right places. Our research and marketing staffs were tripled in size. The Kansas City plant was purchased at an attractive price and has now been expanded three times and is operating 24 hours per day, 7 days per week! New drying capacity was installed at the Atchison plant without which the current demand for our specialty products could not have been met. The cost of replacing our Atchison distillery, after the explosion, was substantially covered by insurance, including business interruption insurance which reimbursed our operating losses. Today we have a more efficient, higher quality unit in operation than we've ever had and with lower insurance risks because of the unit's state-of-the-art technology and advanced safety features.

As a result of these excellent decisions, your company was fully prepared to supply the new products developed by our expanded research and marketing staffs and our customers knew exactly what we could supply when the low-carb demand developed. These are all the marks


LIVING THE vision

of a successful company, and we are pleased that the stock market is appreciating that fact. I've often mentioned at our annual meetings that I've never sold a share of my personal stock. That is still true and I'm obviously happy today as I'm sure many of you are who stayed with us through what had previously been a difficult period in our long history.

We are sorry to report this year that we are losing two of our outstanding directors through retirement. Bob Reintjes has served on our Board for 18 years and has been a pillar of strength to us during that entire period. Jim Schlindwein has not been with us that long, but brought great marketing input to us during this critical period in our history. We will miss them, but the two nominees to replace them at our annual meeting bring equally strong representation to our Board. We cannot over-emphasize the importance that our outside directors have had to our company, particularly during the last 10 years.

We are pleased by the action taken by our Board recently in declaring a 2-for-1 stock split. This will have the effect of having more stock available during a period of increased demand for our stock.

As you can see from this report, I continue to be very proud of our company and am optimistic for its future. Thank you for your continued interest and confidence in us. We intend to prosper together.

Cloud L. "Bud" Cray
Chairman of the Board
September 9, 2004

LIVING THE VISION

MGP INGREDIENTS RECOGNIZES THAT OUR CUSTOMERS want more than a supplier. They want a reliable partner who can effectively support their objectives and boost product success. With our unique group of ingredient technologies, decades of experience and extensive technical know-how, we fulfill that role.


MGP

***Jack Walker** (left)—General Manager, Food Division*
***Mike Trautschold**—Executive Vice President, Marketing and Sales*

In recent years, we have developed a wide array of specialty proteins and starches for use by manufacturers of food, personal care, pet industry and biopolymer products. Our strategy going forward is to continue to grow in these areas while simultaneously looking at possible diversification into other ingredient areas and markets.

For food applications, our ingredient innovations provide solutions focusing on a multitude of functions and benefits, including improved moisture management, fiber enrichment and textural enhancement.

In the personal care area, our specialty proteins and starches deliver functional properties to shampoos, conditioners, soaps, creams, lotions and styling products. Our objective is to build off our expertise in developing highly effective ingredient solutions that are naturally derived and continually evolve with needs in the marketplace.

Likewise, capitalizing on our experience in protein and starch chemistry, we continue to develop effective solutions for pet treat and pet chew applications that are innovative in both design and function and desirable for their nutritional and flavor attributes. Our natural bio-based and biodegradable polymers provide opportunities to deliver a variety of eco-friendly products to the market. In each of the areas we serve, we are living our vision of being a customer-centric provider of value-added ingredient solutions to the marketplace.







LIVING THE *vision*

PRODUCT GROUP SALES AS A PERCENT OF NET SALES

(FISCAL YEAR ENDED JUNE 30, 2004)



SPECIALTY INGREDIENTS **31.5%**
FOOD GRADE ALCOHOL **15.1%**
ALCOHOL BY-PRODUCTS **10.8%**
COMMODITY INGREDIENTS **5.1%**
FUEL GRADE ALCOHOL **36.2%**
MILL FEEDS AND OTHER MILL PRODUCTS **1.3%**

PRODUCT GROUP SALES

THE FOLLOWING TABLE SHOWS THE COMPANY'S SALES BY PRODUCT GROUP FOR EACH OF THE FIVE YEARS ENDED JUNE 30. (DOLLARS IN THOUSANDS)

	2004	**2003**	**2002**	**2001**	**2000**
Ingredients:					
Specialty ingredients	**$ 85,258**	$ 41,735	$ 37,396	$ 32,918	$ 31,615
Commodity ingredients	**13,749**	14,698	27,478	44,751	68,483
Mill feeds and other mill products	**3,704**	782	1,358	2,034	2,759
Total ingredients	**102,711**	57,215	66,232	79,703	102,857
Distillery Products:					
Food grade alcohol	**40,898**	35,885	34,402	42,320	43,864
Fuel grade alcohol	**97,924**	74,615	86,385	83,686	62,066
Alcohol by-products	**29,140**	24,657	27,509	23,532	23,093
Total distillery products	**167,962**	135,157	148,296	149,538	129,023
Net Sales	**$ 270,673**	$ 192,372	$ 214,528	$ 229,241	$ 231,880

DEVELOPING SOLUTIONS FOR TODAY AND TOMORROW

OUR PRODUCT DEVELOPMENT BRINGS INNOVATION TO THE family home. MGPI's ingredient lines continue to grow and excel as we work with customers to find effective solutions that satisfy consumer demand. We zealously research market trends and lifestyle changes to add products to our ingredient portfolio that meet changing needs in the marketplace. From expanding our line of wheat protein isolates to enhancing the by-products of our manufacturing operations to make them viable commercial products, we develop products that help our customers turn their ideas into reality.



***Ody Maningat, PhD** (left)—Vice President, Application Technology and Technical Services*
***Topher Dohl** (center)—Applications Technologist*
***Jennifer Gaul**—Applications Technologist*

Our interest in developing new specialty starches, as well as proteins, continues, and we are expanding our efforts in this area to provide a growing array of ingredient offerings to match evolving market requirements. An important step in the process of becoming more customer-centric has involved the reorganization of our research and development staff to achieve two well-defined objectives. MGPI's applications scientists work hand-in-hand with the company's sales managers to provide technical support to customers by addressing specific needs and/or helping define the value and performance of our ingredients for targeted uses. Meanwhile, the company's research scientists direct their expertise and resources toward the development and refinement of new and innovative ingredients for the future.

Our scientific staff currently is comprised of 10 advanced-degreed scientists, including seven PhD's, and five applications technologists. As the result of their foresight and innovation, MGP Ingredients currently has 14 U.S. product and application patents in the thriving marketplace, with another 17 U.S. patents pending.





LIVING THE *vision*

SUPPORTING A HEALTHIER LIFESTYLE

HEALTH-CONSCIOUS CONSUMERS WANT NUTRITIOUS foods that complement their desire to stay fit and active and control weight. It's gone beyond a trend—to mainstream. Consumers are currently working hard to conquer obesity. According to multiple surveys, millions of Americans have adopted diets that include higher fiber and/or lower net carbohydrate intake. Increased market demand for ingredients that increase dietary fiber and reduce net carbohydrate levels has propelled MGPI to expand its production and marketing efforts for its Fibersym™ line of resistant starches. The resistant starches are based on a technology invented by Kansas State University researchers and patented in 1999 by The KSU Research Foundation. In March 2003, the research foundation licensed the patented technology exclusively to MGP Ingredients.


Fibersym™

Kyungsoo Woo, PhD—Research Scientist

The challenge facing consumers is to increase the nutritional value of the foods they eat and to sustain this practice long-term. Adding dietary fiber is an important trend in maintaining one's health and wellness. The average level of fiber consumed in the U.S. is 12-17 grams per day, compared with a recommended minimum level of 25 grams per day. Using Fibersym™ gives food manufacturers the ability to add fiber to a more diverse line of products without sacrificing the taste and textural qualities consumers expect.



Incorporating resistant starches into foods has other health benefits. Some of the starch is slowly digested and inhibits high levels of blood sugar. The slow and reduced release of sugar and insulin in the blood system after a low-glycemic meal is beneficial to consumers in general as well as those afflicted with Type-II diabetes. The portion of resistant starch that totally resists digestion is fermented in the large intestine where it produces short chain fatty acids, especially butyrate, which is thought to lower the incidence of colon cancer. When used in food products, resistant starches translate to a lower calorie intake and a higher fiber diet. The resistant starch products have generated an enthusiastic response from our customers as they formulate offerings to meet the demand for healthier foods.

This line has recently expanded the botanical sources beyond wheat to now include potatoes and high-amylose corn, allowing food manufacturers the ability to enhance dietary fiber levels in a more diverse array of products that are not typically associated with high levels of fiber. Examples include white pan breads, pasta, tortillas, waffles, cookies, cakes and bagels. Due to the low water-holding capacity, neutral flavor, white color and smooth texture of our Fibersym™ resistant starches, consumers can enjoy great-tasting, healthier foods.

DELIVERING APPETIZING SOLUTIONS


Dave Wilbur—General Manager, Pekin Plant

WHILE FIBERSYM™ STARCHES REPRESENT THE LATEST ADDITIONS to MGPI's extensive line of specialty starch products, we provide customers with a multitude of other ingredient solutions from this area. Furthermore, with the completion of starch-related capacity improvement projects at our Pekin, Illinois plant in fiscal 2004, we have strengthened our ability to supply customers with certain of our specialty varieties from dual plant locations.


MIDSOL

Among our heritage starch products are Midsol™ cook-up and Pregel™ instant starches. Processed from wheat, these ingredients are naturally white in color and have a clean flavor profile that doesn't distort the taste of foods in which they are incorporated. Our Midsol™ cook-up starches deliver many functional attributes, including high viscosity, added body, increased adhesion and processing stability to foods. Midsol™ 46, for example, has superior stability in acid, high temperature and high shear processing, properties which deliver desirable taste and texture in a variety of products.


PREgel

MGPI's Pregel™ starches provide instant thickening to products such as puddings, fillings and batters. Benefits that customers commonly look for when selecting our Pregel™ starches include viscosity control, textural enhancement and moisture retention. Among these is Pregel™ 10, a specialty starch that adds thickening properties to instant soups, controls expansion in breakfast cereals and aids in moisture management and shelf life stability in bakery products. Other applications for our wheat starches include bakery mixes, icings, candies, sauces, processed meats and gravies. With our wide array of starch ingredient solutions, MGPI helps food formulators create delicious, high quality products across a broad spectrum of consumer offerings.

INCREASING FOOD PROTEIN FUNCTIONALITY


Arise

SPECIALTY PROTEINS MAKE UP A SIGNIFICANT COMPONENT OF MGPI's specialty ingredients area. Our Arise® line of wheat protein isolates has expanded its role in delivering quality enhancements to breads, bagels, pizzas and other flour-based foods in recent years. In addition to increasing protein levels of foods, these wheat protein isolates perform in fresh, refrigerated and frozen dough applications by providing added strength, processing tolerance and shelf life. Consumers can benefit through improved taste, texture, appearance and eating qualities of the foods containing our Arise® specialty proteins.


PASTA POWER

Pasta Power™ delivers the taste and textural requirements that pasta and noodle consumers want. Adding firmness and reducing stickiness, Pasta Power™ can replace up to 100 percent of egg whites, which reduces formulation costs and eliminates allergen and sanitation concerns. Produced from wheat, Pasta Power™ is a natural fit for wheat-based food products, including lower net carb versions.


FP 600

Our FP™ series of wheat protein concentrates includes FP™600 that improves the shelf life and pliability of flour tortillas, one of the fastest growing segments of the baking industry. In meat analog products, FP™600 increases the textural firmness due to its binding abilities.


LIVING THE vision

HWG™ 2009 is a refined wheat protein rich in glutamine peptides. Glutamine peptides are an amino acid that helps muscles in the body recover after strenuous activities such as weightlifting and even surgery. HWG™ 2009 can boost protein levels of nutritional bars and instant beverages. HWG™ 2009 also has application in bakery products as it reduces the mixing development time of dough.


HWG 2009

EXPANDING TEXTURED WHEAT PROTEIN APPLICATIONS

MGP INGREDIENTS' WHEATEX® LINE OF TEXTURED WHEAT proteins continues to grow as customer applications are identified and addressed. These unique ingredients have a neutral taste and excellent fibrous properties, and are perfect for use in vegetarian meat analogs, and meat, seafood and poultry extension applications.



Roger Schmidt (left)—General Manager, Kansas City Facility
Bill Thornton—Vice President, Quality Management


Wheatex®

When hydrated, Wheatex® takes on a structure and appearance that mimics beef, pork, chicken and fish. Our new Wheatex® RediShred 65, for example, has the look and texture of shredded meat and seafood products, presenting additional opportunities for our growing family of textured wheat proteins. This product works great for a variety of foods, including tacos, burritos, pizza toppings and shredded barbecue. Because it typically doesn't require additional processing to attain desired shape and structure, Wheatex® RediShred 65 provides convenience and cost savings to formulators.

We have also begun marketing a custom formulated ingredient in our Wheatex line for use in Asia. Coming soon, a new member of the Wheatex® family that consists of a wheat and soy protein blend will give our customers yet another option from which to choose. This combination delivers viable choices that provide a balanced amino acid profile plus taste and textural benefits for meat extension and meat analog products.

We are also expanding our textured wheat proteins to other markets and applications. A new high-protein offshoot of the Wheatex® line adds nutritional value and provides unique textural qualities and a clean flavor profile to such products as nutritional bars, grain-based snack foods and breakfast cereals.

HELPING CREATE A SOCIETY OF HAPPY, HEALTHY PETS



***Norm Worthy**—General Manager, Pet Products*

THE DEMAND FOR PET PRODUCTS AND SERVICES IN THE UNITED States and the world is increasing. There are approximately 65 million dogs and 77 million cats in the U.S. today and they are found in at least one out of every three households. Changing demographics, new lifestyle trends and a shift in attitudes towards pets have led to a significant increase in consumer spending and the trend is expected to continue. As a result, a maturing pet products business has been transformed into a dynamic, growth industry.

As a category, pet treats and pet chews are still the pet industry's largest growth area with retail sales expected to increase at 10% per year. MGPI is at the forefront of an expanding pet chew market with the application of its patented protein and starch resins in a whole new category of pet product innovations.

Pet owners appreciate the products made from these resins because they won't crumble, stain carpets or become too soft to the touch. Additionally, these versatile resins readily accept flavors, aromas and colors to create highly digestible, nutritious and palatable treats that pets love.

Our strategic direction has been to "move up the value curve" by developing new resin products and new processes. Using our resin formulas and the profile extrusion and co-extrusion processing technologies at our Kansas City facility, innovative finished products are evolving to provide our customers with superior value-added products and services.

We believe that by expanding our capabilities to produce finished products for our customers, we can serve a larger share of the pet product market. We will position our products as the premium leaders in quality and our processing will provide turn-key solutions to the retail pet market.

PROVIDING NATURAL ALTERNATIVES FOR HAIR CARE AND SKIN CARE

***Jeremy Miller**—Director of Sales for Western U.S. and International Markets, Personal Care Products*
***Linda Tuley**—Customer Service Specialist*

A SIZEABLE TREND IN THE PERSONAL CARE MARKET IS driven by consumer demand for products that are not only functional, but are also environmentally friendly. In general, consumers are looking for products that use natural ingredients to provide the activity they desire. As consumers continue to voice their desires, product manufacturers are responding by evaluating and incorporating new natural ingredients in their formulations.

Additionally, the past five years has seen an emergence of consumer demand for products that offer an emotional attribute. The emotional component of the consumer demand has manifested into a sense of: "If I look good, I will feel better". In the consumer's mind, "natural" implies good. Therefore, natural ingredients have a strong synergistic fit in this consumer market.


AquaPro II

Our natural-based ingredients presently consist of proteins, starches and protein derivatives sourced from plants, principally grain, including wheat, soy, rice and oats. Our Aqua Pro® II proteins, including hydrolyzed, quaternized and fractionated proteins, represent the flagship of our personal care ingredient's fleet. Interest in our Omni Smooth™, a wheat-based ingredient that we introduced to the market slightly more than a year ago, continues to gain momentum. Consisting of a unique wheat protein fraction called gliadin; Omni-Smooth™ performs extremely well as a skin-tightening



Omni-Smooth™

agent for anti-wrinkle treatments. The functional qualities of this natural ingredient address the growing desire of baby-boomers and others to combat signs of aging.

With excellent hair strengthening, hair reparative and enhanced foaming properties, our Foam Pro L™ ingredient has found an ideal fit in hair and body cleansing products, replacing irritating, petro-chemically derived surfactants. Our Aqua Pro® II line of specialty proteins are ideally positioned in the Hair care segment of the personal care industry, reducing static, increasing volume and providing a smooth, lustrous appearance. Our Aqua Pro® II proteins and Skin Flow™ specialty starches also contribute to the skin care industry as tactile enhancers and moisture balancers, providing customers with highly-functional, naturally derived options.

While Omni-Smooth™ and Foam Pro L™ are among our most recent ingredient innovations, we have a variety of other exciting solutions under development. In our continued effort to address the needs of our principal customers, we are combining our knowledge of the personal care market and strengthened customer interaction to provide customized solutions to specific challenges.

FOAM Pro L™

PROMOTING A FRIENDLIER ENVIRONMENT

FROM BACKYARD BARBECUES TO U.S. MILITARY CAMPS, INTEREST IN BIO-BASED AND biodegradable goods is growing. MGP Ingredients produces Polytriticum™ 2000, a line of bio-based resins made from a specialty blend of wheat starches, wheat protein, and biodegradable polyester. Since 1998, when President Clinton signed Executive Order 13101 "to improve the Federal Government's use of recycled products and environmentally preferable products and services," federal facilities have been going "green."


Polytriticum™

MGP Ingredients' Polytriticum™ line provides an alternative to petroleum-based plastics in injection-molded items such as utensils, tent stakes, golf tees, and credit cards. Similar to thermo plastics, with the ability of 100% of the scrap reclaim to cycle back to virgin resin, this product is ideal for limiting the excessive amounts of plastics thrown into landfills each year. While this line is yet to reach mainstream market status, we remain optimistic about its future potential to provide a viable alternative to certain non-renewable, non-degradable products.



PRODUCING SUPERB DISTILLERY PRODUCTS



Jack Healy—Product Manager, Distillery Products

WHILE MGP INGREDIENTS' GROWTH STRATEGY FOCUSES ON building our specialty ingredients, the company's distillery operations are essential to the accomplishment of this objective. This past December, we completed the reconstruction of our Atchison, Kansas distillery, providing MGPI with one of the most technologically advanced distillery operations in the world. This enables us to combine twenty-first century technology with over sixty years of distillation experience to supply our customers with outstanding alcohol products.

A sizeable portion of the rebuilt distillery's annual capacity is dedicated to the production of high-quality, high-purity food grade alcohol for beverage and industrial applications. The remaining portion of the capacity is used for the production of fuel-grade alcohol.

With high gasoline prices, ethanol continues to make its way into current discussions. Ethanol is commonly added to gasoline to increase octane and improve emissions. As the world looks to alternative fuel choices, the role of ethanol becomes more prominent in society, increasing the demand for this product.

Producing alcohol has other benefits as well. The principle by-product of ethanol production is distillers feed. As a protein supplement, distillers feed is fed to livestock, mainly in the dairy and beef cattle industry. Our $9 million investment in new equipment for processing distillers feed will greatly enhance our position in the market when this project is completed in mid-2005. This upgrade—with state-of-the-art emission control technology—will also keep MGP Ingredients in step with government environmental standards. Additionally, a $3 million capital improvement that is to be completed by mid-2005 at our Pekin, Illinois distillery is expected to strengthen alcohol production efficiency at that location.

INCREASING PRODUCTION EFFICIENCY AND FLEXIBILITY



Kelly Ireland (left)—Plant Manager, Atchison Operations
Randy Schrick—Vice President, Manufacturing and Engineering

MGP INGREDIENTS BLENDS THE BEST TRADITIONS OF ITS PAST with the changes of a new age. We have continued to adjust to these changes in multiple ways, including ongoing measures to upgrade production technologies and capabilities. Our operations staff is led by seasoned managers, some with over 30 years of experience at MGPI, and consists of a highly focused and talented group dedicated to converting grain into a myriad of protein, starch and alcohol products. This is achieved through extensive knowledge of grain science, engineering skills and a commitment to quality and performance.

Our production plants are operated with state-of-the-art equipment and are designed to facilitate increased processing flexibility, especially in relation to the manufacture of our growing lines of specialty proteins and starches. To ensure that these plants operate efficiently, we never stop exploring new methods or opportunities that can enhance our efforts and capabilities. Exclusive of work that was done to finish the reconstruction of our Atchison distillery, we completed $19.4 million worth of capital improvement projects at our plants during fiscal 2004. For fiscal 2005, we are projecting to spend $18.4 million for improvements to our facilities that will help us further enhance product offerings and services to our customers.



LIVING THE vision

Our dual focus on process optimization and agile manufacturing inspires us to work toward maximizing our manufacturing technologies and helps us identify and preempt potential obstacles to our progress as a premier supplier of grain-based ingredients and distillery products. Our production philosophy and practices are in place and are geared toward one fundamental goal—to consistently provide our customers with high quality products and a high level of service.

LINKING INFORMATION TO STRENGTHEN THE SUPPLY CHAIN PROCESS

AS TECHNOLOGY PROGRESSES, SO DOES OUR EFFICIENCY. In fiscal 2004, MGP Ingredients launched Project Lynx, our corporate-wide Enterprise Resource Planning (ERP) system. Project Lynx is designed to collect and integrate data from the many diverse sources within our entire organization into one continuous and complete information chain, thus "linking" information throughout the company. Like the Lynx, our system is fast and agile, engineered to help optimize our manufacturing capabilities and strengthen the supply chain process.



***Brian Cahill**—Vice President, Finance and Administration, and Chief Financial Officer*
***Lydia Funk**—Internal Auditor*


Project
LYNX

Project Lynx is designed to update information instantly, so data becomes more timely, accurate and reliable, as well as available company-wide at any given moment. With concise data readily available, the decision-making process improves throughout the organization—from production and purchasing to sales and marketing, to accounting, administration and human resources. Project Lynx fulfills specific objectives such as more immediate product sales analysis, tracking research and development costs to market level, establishing a single customer numbering system, and more. The system improves efficiency and productivity to reduce waste, decrease operating expenses, and improve inventory control and capital deployment. With Project Lynx, we are poised to increase operational efficiencies, respond more rapidly to changing markets, avoid supply chain issues, share information more effectively and strengthen overall internal collaboration.

BOARD OF DIRECTORS

CLOUD L. "BUD" CRAY
Chairman of the Board of Directors
MGP Ingredients, Inc.

LADD M. SEABERG
President and Chief Executive Officer
MGP Ingredients, Inc.

RANDALL M. SCHRICK
Vice President, Manufacturing and Engineering
MGP Ingredients, Inc.

MICHAEL BRAUDE
Retired President, Board of Trade Kansas City, Missouri, Inc.
Kansas City, Missouri

MICHAEL R. HAVERTY
Chairman, President and Chief Executive Officer
Kansas City Southern (Rail Transportation)
Kansas City, Missouri

LINDA E. MILLER
Marketing Consultant and Faculty Member
University of Kansas, Lawrence, Kansas

ROBERT J. REINTJES
President, Geo. P. Reintjes Co. Inc. (refractory installation)
Kansas City, Missouri

DARYL SCHALLER, PH.D.
President, Schaller Consulting (food industry consulting)
Naples, Florida

JAMES A. SCHLINDWEIN
Retired Senior Executive, SYSCO Corporation (food product distribution)
Houston, Texas

OFFICERS

CLOUD L. "BUD" CRAY
Chairman of the Board of Directors

LADD M. SEABERG
President and Chief Executive Officer

MICHAEL J. TRAUTSCHOLD
Executive Vice President, Marketing and Sales

MARTA L. MYERS
Corporate Secretary and Executive Assistant
to the President and C.E.O.

SUKH BASSI, PH.D.
Vice President, New Products Innovation,
and Chief Science Officer

BRIAN T. CAHILL
Vice President, Finance and Administration,
and Chief Financial Officer

CLODUALDO "ODY" MANINGAT, PH.D.
Vice President, Application Technology and Technical Services

STEVEN J. PICKMAN
Vice President, Corporate Communications and Marketing Services

DAVID E. RINDOM
Vice President, Human Resources

RANDALL M. SCHRICK
Vice President, Manufacturing and Engineering

WILLIAM R. THORNTON
Vice President, Quality Management

SELECTED FINANCIAL INFORMATION

Years Ended June 30,	**2004**	2003	2002	2001	2000
(in thousands, except per share amounts)					
Income Statement Data:					
Net Sales	**$270,673**	$192,372	$214,528	$229,241	$231,880
Cost of sales	**245,766**	202,112	193,325	212,058	210,978
Gross profit	**24,907**	(9,740)	21,203	17,183	20,902
Selling, general and administrative expenses	**(20,339)**	(13,617)	(14,689)	(13,545)	(12,109)
Other operating income (expense)	**10,720**	17,403	4,865	(3)	39
Income (loss) from operations	**15,288**	(5,954)	11,379	3,635	8,832
Other income, net	**1,450**	15,701	226	2,109	719
Interest expense	**(1,088)**	(1,226)	(1,237)	(1,347)	(1,469)
Income before income taxes	**15,650**	8,521	10,368	4,397	8,082
Provision for income taxes	**6,182**	3,367	4,109	1,737	3,192
Net income	**9,468**	5,154	6,259	2,660	4,890
Earnings per common share (1)	**$ 0.61**	$ 0.33	$ 0.39	$ 0.16	$ 0.27
Cash dividends per common share (1)	**0.075**	0.075	0.075	0.05	
Weighted average common shares outstanding (1)	**15,473**	15,864	16,172	16,794	18,244
Balance Sheet Data:					
Working capital	**39,811**	38,527	48,383	47,490	45,089
Total assets	**187,037**	173,130	166,218	174,450	155,779
Long-term debt, less current maturities	**12,561**	15,232	18,433	24,420	18,181
Stockholders' equity	**118,209**	105,218	104,678	100,544	102,378
Book value per share (1)	**7.43**	6.81	6.48	6.15	5.97

(1) Earnings per share, cash dividends, weighted average common shares outstanding, and book value per share have been adjusted to reflect the Company's 2-for-1 stock split that went into effect following the close of business on June 30, 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

This section contains forward-looking statements as well as historical information. Forward-looking statements are identified by or are associated with such words as "intend," "believe," "estimate," "expect," "anticipate," "hopeful," "should," "may" and "could" and similar expressions. They reflect management's current beliefs and estimates of future economic circumstances, industry conditions, Company performance and financial results and are not guarantees of future performance. The forward-looking statements are based on many assumptions and factors, including those relating to grain prices, energy costs, product pricing, competitive environment and related market conditions, operating efficiencies, access to capital and actions of governments. Any changes in the assumptions or factors could produce materially different results than those predicted and could impact stock values.

CRITICAL ACCOUNTING POLICIES

In preparing financial statements, management must make estimates and judgments that affect the carrying values of the Company's assets and liabilities as well as recognition of revenue and expenses. Management's estimates and judgments are based on the Company's historical experience and management's knowledge and understanding of current facts and circumstances. The policies discussed below are considered by management to be critical to an understanding of the Company's financial statements. The application of certain of these policies places significant demands on management's judgment, with financial reporting results relying on estimations about the effects of matters that are inherently uncertain. For all of these policies, management cautions that future events rarely develop as forecast, and estimates routinely require adjustment and may require material adjustment. There have been no significant changes in critical accounting policies in the past year.

USDA Grant. As discussed in Note 18 to the financial statements, the Company received a grant from the United States Department of Agriculture Commodity Credit Corporation totaling approximately $25.6 million over the two-year period June 1, 2001 to May 31, 2003. The funds were awarded for research, marketing, promotional and capital costs related to value-added wheat gluten and starch products. Of the amount awarded, approximately $8.1 million was allocated to operating costs and $17.5 million was allocated to capital expenditures. Management has exercised judgment in applying grant proceeds to operating costs and capital expenditures in accordance with the terms of the grant. Funds applied to current operating costs were considered revenue as those costs were incurred during fiscal years 2002 and 2003. Funds applied to capital expenditures are being recognized in income over the periods during which applicable projects are depreciated. Funds applied to capital expenditures will be recognized in this manner over the next seven to eight years.

Hedging Activities. The Company, from time to time, enters into exchange traded commodity contracts which are designated as hedges of specific volumes of commodities to be purchased and processed in future months. Additionally, the Company enters into exchange traded futures contracts related to certain sales of fuel grade alcohol to protect its selling price to the customer. These contracts are designated as and accounted for as cash-flow hedges. The changes in market value of such contracts have historically been, and are expected to continue to be, highly effective at offsetting changes in price movements of the hedged items. In accordance with Statement of Financial Accounting Standards (SFAS) 133, Accounting for Derivative Instruments and Hedging Activities, gains and losses arising from open and closed hedging transactions are deferred in other comprehensive income, net of applicable income taxes, and recognized in cost of sales as part of product costs when the related products are sold. If it is determined that the hedge instruments used are no longer effective at offsetting changes in the price of the hedged item, then the changes in the market value of these contracts would be recognized in cost of sales at that time.

Valuation of Long-Lived Assets. The Company reviews long-lived assets, mainly equipment, if events or circumstances indicate that usage may be limited and carrying values may not be recoverable. Should events indicate the assets cannot be used as planned, the realization from alternative uses or disposal is compared to the carrying value. If an impairment loss is measured, this estimate is recognized. A significant change in the assumptions could result in a different determination of impairment loss and/or the amount of any impairment.

Post Retirement Benefits. The Company and its subsidiaries provide certain post retirement health care and life insurance benefits to all active and retired employees. The Company follows FASB Statements No. 106 and 132 in determining the liability for post retirement benefits. Currently, the plans cover approximately 540 participants, both active and retired. The post retirement benefit plans are funded on a pay-as-you-go basis and there are no assets that have been segregated and restricted to provide for post retirement benefits. Claims are paid as they are submitted for both the medical and life insurance plans. There are varied levels of benefits provided to participants depending upon the date of retirement and the location in which the employee worked. The medical and life plans are available to employees who have attained the age of 62 and rendered the required number of years of service ranging from five to ten years. All health benefit plans provide company-paid continuation of the active medical plan until age 65. At age 65, the Company either provides the retiree with Medicare Supplement coverage until death or the Company pays a lump sum advance premium on behalf of the retiree to the MediGap carrier of the retiree's choice. The employee retirement date determines which level of benefits is provided.

The plan measurement and valuation date is May 31 of each year. Various assumptions are made by the Company in valuing the liabilities and benefits under the plan each year. The Company considers the rates of return on currently available, high-quality fixed income investments, using the annualized Moody's AA bond index. (Long term rates of return are not considered because the plan has no assets.) In Fiscal 2004, the accumulated post retirement benefit obligation (APBO) was less than expected due to the increase of 25 basis points in the discount rate (6.00% to 6.25%) and claims experience being better than anticipated. Assumptions regarding employee and retiree life expectancy are based upon the 1983 Group Mortality Table. The Company also considers the effects of expected long term trends in health care costs, which are based upon actual claims experience and other environmental and market factors impacting the cost of health care in the short and long term.

Other Significant Accounting Policies. Other significant accounting policies, not involving the same level of measurement uncertainties as those discussed above, are nevertheless important to an understanding of the financial statements. These policies require difficult judgments on complex matters that are often subject to multiple sources of authoritative guidance. See Note 1 in the Company's Notes to Consolidated Financial Statements for other significant accounting policies.

OPERATIONS

Segments and Segment Results. The Company is a fully integrated producer of certain ingredients and distillery products and has two reportable segments, an ingredients segment and a distillery products segment. Products included within the ingredients segment consist of starches, including commodity wheat starch and specialty wheat starch, and proteins, including commodity wheat gluten, specialty wheat proteins, and mill feeds. Distillery products consist of food grade alcohol, including beverage alcohol and industrial alcohol, fuel alcohol, commonly known as ethanol, and distillers grain and carbon dioxide, which are by-products of the Company's distillery operations.

The following is a summary of revenues and pre-tax profits/(loss) allocated to each reportable operating segment for the three fiscal years ended June 30. (See Note 14 in the Company's Notes to Consolidated Financial Statements for additional information regarding the Company's operating segments.)

(dollars in thousands)	2004	2003	2002
Ingredients			
Net Sales	**$102,711**	$ 57,215	$66,232
Pre-Tax Income	**17,268**	7,030	4,562
Distillery Products			
Net Sales	**$167,962**	$135,157	$148,296
Pre-Tax Income	**257**	3,622	7,824

Developments in the Ingredients Segment. In June 2001, the White House approved a two-year program to support the development of specialty wheat gluten and wheat starches to assist wheat gluten producers in adjusting to import competition. This program was implemented in lieu of an extension to a three-year long gluten import quota that began in June, 1998. Administered by the U.S. Department of Agriculture's Commodity Credit Corporation, the program ended May 31, 2003. Under the program, the Company was awarded approximately $26 million of the program total of $40 million. On June 29, 2001, the Company received approximately $17,280,000 for the first year of the program. The Company received the balance of the award for the second year of the program in July, 2002.

The funds allocated under the Commodity Credit Corporation program were to pay for capital, research, marketing and promotional costs related to specialty wheat protein and wheat starch products. Funds received were recognized in income during the period in which they were expended for a permitted purpose. However, funds used for capital expenditure projects will be recognized in income over the periods during which those projects are depreciated.

Approximately 32 percent of the Commodity Credit Corporation program's funds for the two years combined were applied toward research and marketing-related costs and, therefore, were reflected in earnings. The remaining 68 percent of the funds were earmarked for capital projects, and will be reflected in earnings over the next seven to eight years. As reported to the Commodity Credit Corporation, during fiscal 2002, approximately $13.6 million (including funds for capital projects that began in fiscal 2002 and completed in fiscal 2003) was earmarked (of which $8.2 million was expended during the year) for capital projects and $3.7 million was applied to research and marketing-related costs. In fiscal 2003, approximately $9.3 million was allocated for capital projects during the year, including carry-over funds from the prior year, and $4.4 million for research and marketing related costs.

Because the Company's ingredient and alcohol production processes are integrated, the distillery slowdown in Atchison caused by the explosion described in *Developments in the Distillery Segment* below temporarily affected the Company's ability to produce the base proteins and starches which are used in the production of specialty ingredients at this location. For a time, the Company altered its operations to use its Illinois facility to produce base proteins and starches, which were then shipped to the Atchison facility as raw material for producing specialty ingredients. As a result, while production costs increased, the Company was able to limit the effects of the distillery explosion on its ability to supply specialty products to customers.

During fiscal 2004, the Company spent $5.6 million to increase specialty wheat starch production capabilities at its Pekin and Atchison plants. This involved the installation of additional starch processing equipment at both plants. Additionally, in March, 2004, two separate expansion projects amounting to $3.8 million and $1.7 million, respectively, were completed at the Company's facility in Kansas City, Kansas, where the Wheatex® and Polytriticum™ lines are produced. The Company announced an additional expansion project to increase Wheatex® production capacity at the Kansas City plant on February 4, 2004 and expects this project to be completed by September, 2004 at an estimated cost of $4.5 million. The Company's Board of Directors approved another $5.5 million in capital improvement projects for the Kansas City facility in June, 2004. These projects are designed to expand production and packaging capabilities for pet and natural bio-based products and are scheduled for completion by April, 2005.

The Company is involved in a number of patent-related activities. For at least the past five years, the Company has regularly been filing patent applications to protect a range of inventions made in its expanding research and development efforts, including inventions relating to applications for its products. In addition, in 2003, the Company licensed, on an exclusive basis, certain patented technology relating to United States Patent 5,855,946, which describes and claims processes for making food grade starches resistant to alpha-amylase digestion, as well as products and uses for the resistant starches. These starches have found popularity with manufacturers of baked and related goods, and the exclusive license should give the Company an advantage over competitors. While the scope and duration of market interest in such products is not entirely certain at this point, the Company's business continues to benefit from the popularity of these starches.

To meet increased customer demand, the Company began marketing a new potato-based resistant starch, Fibersym™ 80 ST, in the fourth quarter of fiscal 2004 for use in reduced carbohydrate food applications. The ingredient is being produced for the Company by Penford Corporation using patented processes licensed exclusively to the Company. The agreement with Penford has an initial term of three years.

On July 13, 2004, the Company entered into a business alliance with Cargill, Incorporated for the production and marketing of a new resistant starch called Fibersym™ HA that is derived from high amylose corn. Under this alliance, which has an initial term of five years, Cargill will manufacture Fibersym™ HA under the patent referred to above licensed exclusively to the Company. The new starch will be marketed by both companies under the Fibersym™ brand name with all revenues from such sales recognized by MGP Ingredients. The Company and Cargill will share profits from sales of the new product, which are expected to commence by the end of calendar 2004. In connection with the arrangement for the new corn product, the Company also granted Cargill an exclusive, royalty-bearing sublicense to use the patented process for the life of the patent in the production and marketing of tapioca-based starches for use in food products. The Company also agreed that if it determined to use the patented process to produce starches derived from other types of corn or to have a third party make product under the patent from other plant sources (other than wheat or potato), it would offer Cargill an opportunity to participate with it. The Company understands that Cargill plans to begin producing and marketing its tapioca-based starch product under the sublicense from the Company by the end of calendar 2004. The arrangements between MGPI and Cargill are subject to termination if the products should be determined to be commercially unviable. As part of the transactions mentioned above, the Company licensed Cargill to use the technology disclosed and claimed in certain patent applications relating to uses for the patented resistant starch.

On June 17, 2004, the Company filed suit in the United States District Court for the District of Kansas against Manildra Milling Corporation alleging infringement of the patent related to food grade starches resistant to alpha-amylase digestion. Informal discussions with representatives of Manildra Milling have elicited from them allegations that they do not infringe certain dependent claims of the patent and further that the patent is unenforceable because of inequitable conduct in the procurement process. No proof beyond these bare allegations was offered by Manildra Milling, and the Company is not aware of any.

Developments in the Distillery Products Segment. On September 13, 2002, an explosion at the Company's Atchison plant caused significant damage to the Company's distillery operations at that location. Damage to the distillery was major, affecting operations throughout fiscal 2003 and in the first and second quarters of fiscal 2004. Historically, the Atchison distillery has produced approximately one-third of the Company's total alcohol output, accounting for approximately 19% of its total fuel grade alcohol production and approximately 67% of its total food grade alcohol production during the fiscal year ended June 30, 2002. As a result of the explosion, the Company was unable to produce finished alcohol at its Atchison plant from the date of the incident until late in the second quarter of fiscal 2004. However, after December, 2002, the Company was able to produce unfinished alcohol at the Atchison location, most of which was shipped to the Pekin, Illinois facility for further processing. The Company generally was able to meet the needs of its regular customers through its Illinois facility and supplemental third-party purchases, although its spot market sales were affected. The adverse impact of the distillery slowdown on the Company's operations has been substantially reduced by business interruption insurance.

The distillery rebuilding process was completed late in the second quarter of fiscal 2004, with the actual start-up of the new equipment occurring in December, 2003, approximately one month sooner than expected. The Company believes insurance proceeds have been sufficient to substantially offset rebuilding costs. The gain resulting from insurance proceeds in excess of the net recorded costs of assets destroyed in the accident amounted to approximately $900,000 (pre-tax) in fiscal 2004, and approximately $15.4 million (pre-tax) in fiscal 2003. These amounts were included as other non-operating income in each of the two respective fiscal years.

The majority of the distillery's capacity in fiscal 2004 was dedicated to the production of high quality, high purity food grade alcohol for beverage and industrial applications. The remainder was dedicated to the production of fuel grade alcohol, commonly known as ethanol. The new state-of-the-art equipment that was installed during the reconstruction has resulted in improved alcohol production efficiencies at the Atchison plant.

On March 4, 2004, the Company's Board of Directors approved $9 million in capital expenditures to install new equipment for processing distillers feed at the Atchison distillery and $3 million for the installation of new distillation equipment at the Pekin plant. Both projects are scheduled to be completed by mid-2005 and are expected to strengthen the Company's ability to realize additional improvements in alcohol production efficiencies, especially in regard to energy usage. The new equipment at the Atchison distillery will also include new, state-of-the-art emission control technology that will enable the Company to comply with government environmental standards.

Method of Sales. Approximately 99% of the Company's ingredient sales and 100% of its distillery sales are made directly or through distributors to manufacturers and processors of finished goods. Sales to customers are usually evidenced by short-term agreements that are cancelable within 30 days and under which products are usually ordered, produced, sold and shipped within 60 days. However, the Company has entered into a longer term supply contract with one customer relating to certain of its specialty ingredients which extends for a term of several years and will consider similar long-term contracts with other customers if market conditions warrant doing so. In addition, depending on market conditions, varying amounts of the Company's fuel alcohol are sold under longer term contracts. The Company uses gasoline futures to hedge fuel alcohol sales made under contracts with price terms based on gasoline futures.

Government Incentives. The Company benefits from tax and other incentives offered by the United States and various state governments to encourage the production of fuel alcohol. One of these involves a program that was implemented by the U.S. Department of Agriculture in December, 2000 to provide cash incentives for ethanol producers who increase their grain usage over comparable quarters to raise fuel alcohol production. Since the third quarter of fiscal 2001 through fiscal 2004, the Company has satisfied the program's eligibility requirements and has received payments accordingly. The program extends through September, 2006, with funding determined annually. The Company's eligibility to participate in the program is determined from quarter to quarter. The Company also has benefited from a United States Department of Agriculture program in effect from June 1, 2001 to May 31, 2003 to support the development and production of value-added wheat proteins and starches. Current and prior period results reflect the recognition of revenue from this grant. See "Critical Accounting Policies-USDA Grant."

Raw Materials and Energy. The Company's principal raw material is grain, consisting of wheat, which is processed into all of the Company's products, and corn and milo, which are processed into alcohol, animal feed and carbon dioxide. The cost of grain is subject to substantial fluctuations depending upon a number of factors which affect commodity prices in general, including crop conditions, weather, government programs and purchases by foreign governments. Such variations in grain prices have had and are expected to have from time to time significant adverse effects on the results of the Company's operations. This is due to a number of factors, including that, for various reasons, prices for fuel grade alcohol and commodity wheat starches and gluten do not usually adjust to rising grain prices. The Company engages in the purchase of commodity futures to hedge economic risks associated with fluctuating grain and grain products prices. Such contracts are accounted for as hedges and gains and losses are deferred and recognized in cost of sales as part of contract costs when contract positions are settled and related products are sold. The Company uses the same method for gasoline hedges.

Energy comprises a major cost of operations, and seasonal increases in natural gas and other utility costs can affect the Company's profitability. Energy costs during Fiscal Years 2003 and 2004 were higher than the preceding fiscal year. However, energy costs in FY 2002 were lower than energy costs in FY 2001.

FISCAL 2004 COMPARED TO FISCAL 2003

GENERAL

The Company experienced net income of $9,468,000 in fiscal 2004 compared to net income of $5,154,000 in fiscal 2003. The improvement principally was due to a significant increase in unit sales of specialty ingredients. This increase resulted mainly from sales to manufacturers of food products and pet products. Part of the increase in food products was attributable to heightened demand for the Company's Arise® line of wheat protein isolates and its Fibersym™ 70 resistant wheat starch for use in producing bakery and related products, including fiber-enhanced, lower net carbohydrate products. Demand for the Company's Wheatex® line of textured wheat proteins, which are used in various grain-based products as well as in meat analog and meat extension applications, also increased compared to the prior year. In the non-food area, sales of the Company's Polytriticum™ lines of grain-based resins, which are used principally in the manufacture of pet chews, also rose compared to the prior year.

Sales of the Company's distillery products in fiscal 2004 also increased compared to distillery products sales in fiscal 2003. This increase resulted from strengthened unit sales and prices for both fuel grade and food grade alcohol, along with slightly higher unit sales of distillers feed, which is the principal by-product of the alcohol production process. In the prior year, production and sales of the Company's distillery products were affected by the September, 2002 distillery explosion at the Atchison plant. By the end of fiscal 2004, production and unit sales of alcohol had returned to their pre-September, 2002 levels.

Business interruption insurance proceeds received by the Company as compensation for the effects of the September, 2002 distillery explosion amounted to approximately $9.6 million in fiscal 2004 compared to $12.6 million in fiscal 2003 and were allocated to the Company's distillery products segment.

Ingredients. Total ingredient sales for fiscal 2004 increased by $45.5 million, or 80 percent, compared to the prior year. This was due to a $43.5 million, or 105 percent, increase in sales of specialty ingredients, consisting primarily of specialty wheat proteins and wheat starches. The greatest increase in sales of specialty ingredients occurred in sales to manufacturers of food products. Meanwhile, in line with the Company's strategy to place increased focus on specialty ingredients, total sales of commodity ingredients, consisting of vital wheat gluten and commodity starch, were reduced by $949,000, or 6 percent. The decrease in commodity ingredients resulted from the Company's decision to reduce vital wheat gluten sales and place increased emphasis on the production and marketing of specialty proteins. This decrease in gluten sales more than offset an increase in sales of commodity wheat starch compared to the prior year. Sales of mill feeds and other mill products increased by $3 million, or 374 percent, as the result of increased wheat processing requirements to satisfy heightened demand for the Company's specialty wheat proteins and starches.

Distillery Products. Total sales of the company's distillery products rose by approximately $32.8 million, or 24 percent, compared to fiscal 2003. This increase was due to a $23.3 million, or 31 percent, increase in sales of fuel grade alcohol and a nearly $5 million, or 14 percent, increase in sales of food grade alcohol for industrial applications. Sales of food grade alcohol for beverage applications was approximately even with beverage alcohol sales in fiscal 2003. Distillers feed sales increased by approximately $4.5 million, or 18 percent, over the prior year due to increased alcohol production. A minimal amount of alcohol was produced at the Atchison distillery during the majority of the prior fiscal after the September 13, 2002 explosion.

In fiscal 2004, the Company recorded a payment of approximately $4 million pre-tax ($2.4 million net of income taxes) under a program that was implemented by the U.S. Department of Agriculture in December, 2000 to provide cash incentives for ethanol producers who increase their grain usage over comparable quarters to raise fuel alcohol production. This compares with $3.2 million pre-tax ($1.9 million net of income taxes) received under the program during the prior year.

SALES

Net sales in fiscal 2004 rose by approximately $78 million, or 41 percent, above net sales in fiscal 2003. This increase resulted from the $45.5 million increase in ingredients sales and the $32.8 million increase in distillery products sales referred to above. The increase in ingredients sales was mainly due to higher unit sales of both specialty wheat proteins and starches. The rise in distillery products sales resulted mainly from higher unit sales of fuel grade alcohol, food grade alcohol for industrial applications and distillers feed, and higher selling prices for both fuel grade and food grade beverage alcohol. An increase in unit sales of unfinished alcohol, principally in the first and second quarters of fiscal 2004, was also a contributing factor.

COST OF SALES

The cost of sales in fiscal 2004 increased by approximately $44 million, or 22 percent, above the cost of sales in the prior fiscal year. This principally was due to costs associated with significantly increased sales of the Company's products, higher energy costs and higher raw material costs for grain, as well as increases in insurance premiums. The increased energy costs primarily resulted from a 21 percent increase in the average price of natural gas compared to the prior year and higher energy usage due to increased production over fiscal 2003 when operations at the Atchison plant were affected by the September, 2002 distillery explosion. The rise in grain costs was also due to increased production needs as well as to higher average prices for grain compared to fiscal 2003. Prices for wheat averaged approximately 6 percent higher while prices for corn averaged 6.2 percent higher in fiscal 2004 compared to fiscal 2003.

In connection with the purchase of raw materials, principally corn and wheat, for anticipated operating requirements, the Company enters into commodity contracts to reduce or hedge the risk of future grain price increases. During fiscal 2004, the Company hedged approximately 43 percent of corn processed compared to 42 percent in fiscal 2003. Of the wheat processed by the Company in fiscal 2004, 33 percent was hedged compared to 27 percent hedged in the prior fiscal year. The Company also uses gasoline futures to hedge fuel alcohol sales made under contracts with price terms based on gasoline futures. In fiscal 2004, raw material costs included a net hedging gain of $1,019,703 compared to a net hedging gain of $199,883 in fiscal 2003.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses in fiscal 2004 were approximately $6.7 million, or 49 percent, higher than selling, general and administrative expenses in fiscal 2003. The increase was mainly due to accruals for employee benefit programs, costs associated with the implementation of the Company's Enterprise Resource Planning system, royalty fees related to patent licensing, professional fees, and various factors associated with strengthened sales and marketing activities, and research and development initiatives.

OTHER OPERATING INCOME

The decrease in other operating income in fiscal 2004 was partially due to the recognition of approximately $3 million less in business interruption insurance proceeds compared to fiscal 2003. Additionally, the Company recognized approximately $3.2 million less in income related to a grant provided by the United States Department of Agriculture Commodity Credit Corporation to support the development and production of value-added wheat proteins and starches. This program was in effect from June 1, 2001 to May 31, 2003. Details about this program are described in the Critical Accounting Policies and Operations sections of this report.

TAXES AND INFLATION

The consolidated effective income tax rate is consistent for all periods. The general effects of inflation were minimal.

NET INCOME

As the result of the foregoing factors, the Company experienced net income of $9,468,000 in fiscal 2004 compared to net income of $5,154,000 fiscal 2003. The Company's net income in fiscal 2003 was principally due to approximately $15.4 million in non-operating income ($9.3 million after the effects of income taxes) resulting from the recognition of insurance proceeds in excess of the net recorded costs of assets that were destroyed in a distillery explosion at the Company's Atchison, Kansas plant on September 13, 2002.

FISCAL 2003 COMPARED TO FISCAL 2002

GENERAL

The Company had net income of $5,154,000 in fiscal 2003 compared to net income of $6,259,000 in fiscal 2002. The decrease was largely due to higher prices for grain and higher energy costs resulting from increased prices for natural gas, principally in the last three quarters of the fiscal year.

The distillery explosion on September 13, 2002 resulted in reduced alcohol production and, combined with lower average selling prices for both food grade and fuel grade alcohol, caused total alcohol sales for the year to decline 9 percent compared to fiscal 2002. The Company additionally experienced a 14 percent decrease in ingredients sales due largely to a planned reduction in sales of commodity ingredients, which consist of vital wheat gluten and commodity wheat starch. Sales of the Company's specialty ingredients, primarily specialty wheat proteins and wheat starches, increased 12 percent compared to the prior year.

Insurance proceeds in excess of the net recorded costs of assets that were destroyed in the distillery explosion resulted in approximately $15.4 million of non-operating income ($9.3 million after the effects of income taxes).

Business interruption insurance to compensate for the effects of the explosion amounted to approximately $12.6 million in fiscal 2003 and contributed to the Company's income from operations for the year. The Company additionally benefited from the receipt of approximately $1.9 million (net of income taxes) from a United States Department of Agriculture program to provide cash incentives to ethanol producers, as well as approximately $3.0 million (net of taxes) in operating net income from a USDA Commodity Credit Corporation program to support the development of specialty wheat protein and wheat starch products. Details on both of these programs are provided below.

Ingredients. Total ingredient sales in fiscal 2003 decreased by $9 million, or 14 percent, compared to the prior year due mainly to a significant reduction in sales of commodity ingredients, which consist of vital wheat gluten and commodity wheat starch. In contrast, fiscal 2003 sales of specialty ingredients, consisting of specialty proteins and starches, increased by $4.3 million, or 12 percent, above fiscal 2002 to nearly $42 million and accounted for approximately 73 percent of the Company's total ingredient sales for the year.

The increase in specialty ingredients sales resulted from higher sales of specialty proteins, which more than offset softness in sales of specialty starches. The reduction in commodity wheat starch sales resulted from the Company's decision to emphasize specialty starch sales over commodity wheat starch sales. The reduction in vital wheat gluten sales occurred because the Company elected to curtail production due to pricing pressures from artificially low priced gluten imports from the European Union. Competitive pressures from the E.U. increased following the expiration of the three-year-long quota on wheat gluten imports in early June, 2001.

Distillery Products. Total sales of distillery products in fiscal 2003 were down $13.1 million, or 9 percent, compared to the prior year. This was due to a 9 percent decline in unit sales resulting from reduced production caused by the distillery explosion at the Company's Atchison plant on September 13, 2002. Lower selling prices for food grade alcohol and fuel grade alcohol also contributed to this decrease.

The Company was able to produce unfinished alcohol at its Atchison plant since December, 2002, most of which was shipped to the Pekin, Illinois facility for further processing. The Company generally was able to meet the needs of its regular customers through its Illinois facility and supplemental third-party purchases, although its spot market business was affected.

In fiscal 2003, the Company received payments totaling approximately $3.2 million pre-tax ($1.9 million net of income taxes), under a program that was developed by the U.S. Department of Agriculture and initiated in December, 2000 to provide a cash incentive for ethanol producers who increase their grain usage over comparable quarters to raise fuel alcohol production. In fiscal 2002, the Company received $4.1 million pre-tax ($2.5 million net of income taxes) from this program.

SALES

Net sales in fiscal 2003 decreased by approximately $22.2 million, or 10 percent, from net sales in fiscal 2002. This decrease resulted from a 9 percent reduction in sales of distillery products and a 14 percent reduction in sales of ingredients.

The decline in sales of ingredients was due to a strategically designed reduction in sales of commodity ingredients, which primarily consist of vital wheat gluten and commodity wheat starch. Sales of vital wheat gluten dropped due to a significant reduction in unit sales. Commodity wheat starch sales also declined due to a reduction in unit sales, which more than offset a modest increase in selling prices. Sales of specialty ingredients, consisting primarily of specialty wheat proteins and starches, increased by 12 percent due to higher average selling prices and higher unit sales of specialty proteins. Unit sales of specialty starches, meanwhile, declined.

Distillery product sales in fiscal 2003 were lower than the prior year due mainly to reduced production caused by the September 13, 2002 distillery explosion. Reduced unit sales and lower average selling prices for fuel grade alcohol as well as food grade alcohol for beverage and industrial applications also contributed to this decline. Sales of distillers feeds, the principal by-product of the alcohol production process, were less than the prior year due to lower alcohol output.

COST OF SALES

The cost of sales in fiscal 2003 increased by approximately $9 million, or 5 percent, above the cost of sales in the prior fiscal year. This principally was due to higher raw material costs for grain and higher energy costs. The increase in grain costs was caused by a 15 percent jump in average wheat prices and a 20 percent hike in average corn prices paid by the Company versus the prior year. The increased energy costs resulted from a 45 percent rise in natural gas prices compared to fiscal 2002.

During fiscal 2003, the Company hedged approximately 44 percent of corn processed, compared to 48 percent in fiscal 2002. Of the wheat processed by the Company, 27 percent was hedged in fiscal 2003 compared to none in fiscal 2002. The Company also uses gasoline futures to hedge fuel alcohol sales made under contracts with price terms based on gasoline futures. In fiscal 2003, raw material costs included a net hedging gain of $199,883 compared to a net hedging loss of $1,798,705 in the prior fiscal year.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses in fiscal 2003 were approximately $1.1 million, or 7 percent, lower than selling, general and administrative expenses in fiscal 2002. The decrease was due to various factors, including reductions in staff bonus incentives and a $449,000 reduction in bad debt expense compared to the prior fiscal year. The decrease was partially offset by an increase in sales salaries and fees associated with outside professional and consulting services.

OTHER OPERATING INCOME

The increase in other operating income relates to the recognition of approximately $12.6 million in business interruption insurance. There was a decline from the prior year in the pre-tax income recognized from the previously discussed U.S. Department of Agriculture Commodity Credit Corporation program for specialty wheat protein and wheat starch products.

OTHER INCOME

The increase in other income is due to the recognition of expected insurance proceeds in excess of the net recorded costs of assets that were destroyed in a distillery explosion at the Company's Atchison plant in September, 2002.

TAXES AND INFLATION

The consolidated effective income tax rate is consistent for all periods. The general effects of inflation were minimal.

NET INCOME

As the result of the foregoing factors, the Company experienced net income of $5,154,000 in fiscal 2003 compared to net income of $6,259,000 in fiscal 2002.

QUARTERLY FINANCIAL INFORMATION

The Company's sales have not been seasonal during fiscal years 2004 and 2003 except for variations affecting beverage alcohol sales. Beverage alcohol sales tend to peak in the fall as distributors order stocks for the holiday season. In previous years, demand for fuel grade alcohol tended to peak during the fall and winter to satisfy clean air standards during those periods. The table below shows quarterly information for each of the years ended June 30, 2004 and 2003.

Quarter Ending	Sept. 30	Dec. 31	March 31	June 30	Total
(dollars in thousands, except per share amounts)					
Fiscal 2004					
Sales:	**$57,054**	**$59,409**	**$75,215**	**$78,995**	**$270,673**
Gross profit	**1,687**	**5,120**	**6,903**	**11,197**	**24,907**
Net income	**2,470**	**1,834**	**1,999**	**3,165 (2)**	**9,468**
Earnings per share (3)	**0.16**	**0.12**	**0.13**	**0.20**	**0.61**
Fiscal 2003					
Sales:	$42,899	$44,408	$52,536	$52,529	$192,372
Gross profit	177	(2,495)	(2,966)	(4,456)	(9,740)
Net income (loss)	6,790 (1)	48	(312)	(1,372) (1)	5,154
Earnings (Loss) per share (3)	0.42	0.01	(0.02)	(0.08)	0.33

(1) Reflects $13.4 million ($8.1 million net of income taxes) in the quarter ended September 30, 2002, $2.0 million ($1.2 million net of income taxes) in the quarter ended June 30, 2003 and $0.9 million ($0.5 million net of income taxes) in the quarter ended June 30, 2004 related to the gain recognized from property damage insurance proceeds in excess of the net book value of the property and equipment destroyed in the Company's distillery explosion.

(2) Reflects approximately $1.0 million ($0.6 million net of income taxes) change for year-end inventory adjustments.

(3) Earnings per share data adjusted to reflect the Company's 2-for-1 stock split that went into effect following the close of business on June 30, 2004.

MARKET RISK

The Company produces its products primarily from wheat, corn and milo and, as such, is sensitive to changes in commodity prices. Grain futures and/or options, which are accounted for as cash flow hedges, are used as a hedge to protect against fluctuations in the market. Fluctuations in the volume of hedging transactions are dictated by alcohol sales and are based on corn and gasoline prices. The Company has a risk management committee, comprised of senior management members, that meets weekly to review futures contracts and positions. This group sets objectives and determines when futures positions should be held or terminated. A designated employee makes trades authorized by the risk management committee. The futures contracts that are used are exchange-traded contracts. The Company trades on the Kansas City and Chicago Boards of Trade and the New York Mercantile Board of Exchange. For inventory and open futures, the table below presents the carrying amount and fair value at June 30, 2004 and 2003. The Company includes the fair values of open contracts in inventories or other accrued liabilities in the balance sheet.

	2004		2003	
As of June 30,	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Inventories				
Corn	**$1,152,000**	**$1,154,000**	$1,191,000	$1,159,000
Milo	**730,000**	**771,000**	854,000	866,000
Wheat	**3,843,000**	**3,835,000**	3,913,000	3,714,000

	Expected Maturity*	Fair Value	Expected Maturity*	Fair Value
Corn Options				
Contract Volumes (bushels)	**2,000,000**			
Weighted Average Strike Price/Bushel				
Long Calls	**$ 3.00**	**$ 127,500**		
Short Calls	**$ 3.50**	**$ (45,000)**		
Short Puts	**$ 2.70**	**$(373,750)**		
Contract Amount	**$ 112,500**	**$(291,250)**		

	Expected Maturity*	Fair Value
Wheat Options		
Contract Volumes (bushels)	300,000	
Weighted Average Strike Price/Bushel		
Short Puts	$ 3.20	
Contract Amount	$ 65,653	$53,250

The Company also contractually sells a portion of its fuel grade alcohol at prices that fluctuate with gasoline futures. Gasoline futures are used as a hedge to protect against these fluctuations. The table below presents information about open futures contracts as of June 30, 2003. There were no open contracts as of June 30, 2004.

	2004	2003	
As of June 30,		Expected Maturity*	Fair Value
Gasoline Futures (short)			
Contract Volumes (gallons)		1,050,000	
Weighted Average Price		$ 0.82	
Contract Amount		$ 863,200	$911,400

*The latest expected maturity date occurs within one year from date indicated.

The Company's outstanding long-term debt at June 30, 2004 carries fixed interest rates which limit its exposure to increases in market rates. The Company's lines of credit provide for interest at variable rates. There were no borrowings on these lines at June 30, 2004.

LIQUIDITY AND CAPITAL RESOURCES

The following table is presented as a measure of the Company's liquidity and financial condition:

June 30,	2004	2003
(Dollars in Thousands)		
Cash and cash equivalents	**$ 6,488**	$ 17,539
Working capital	**39,811**	38,527
Amounts available under lines of credit	**12,500**	12,500
Notes payable and long-term debt	**15,762**	18,433
Stockholders' equity	**118,209**	105,218

Cash Flow. Cash flow from operations increased from $8,177,000 in fiscal 2003 to $10,970,000 in fiscal 2004, or by approximately $2,800,000. This increase resulted from a combination of factors, the most significant of which is the increase in volume from fiscal 2003 to fiscal 2004. Cash received related to revenue earned increased by approximately $60.9 million, which was offset by increases in payments to suppliers and employees aggregating approximately $43.5 million, of which approximately $5.3 million is reflected as an increase in wheat-based ingredients inventory, and an increase in payments for income taxes of approximately $3.3 million. Offsetting this $14.1 million difference, were principally two factors. In the first quarter of fiscal 2003, the Company received the second year installment of the USDA grant totaling $8.4 million. This was the final installment due under the USDA grant, and therefore no proceeds were received in fiscal 2004. Also, insurance proceeds related to business interruption insurance were approximately $3.0 million less in fiscal year 2004 than fiscal year 2003. Cash flow provided by operations combined with cash on hand at June 30, 2003 and receipt of insurance proceeds related to damage to the plant was used for equipment additions and reductions in debt.

Under its arrangement with Cargill for the production and marketing of high amylose corn based resistant starch, the Company will be obligated to pay Cargill on a monthly basis for its cost of manufacturing product to be delivered to the Company. The Company also will pay Cargill 50% of its net profits from sales of the product. Because the Company will be obligated to pay Cargill for its costs of manufacture, the Company's cash flow may be affected to the extent sales revenues lag production billings.

Capital Expenditures. As of June 30, 2004, the Company's Board of Directors had approved $25.8 million in expenditures with respect to improvements and replacements of existing equipment, of which $18.4 million are expected to be made over the course of the next twelve months. As of June 30, 2004 the Company has contracts to acquire capital assets of approximately $6.1 million. The amounts approved do not include approximately $1.2 million additional that may be required to be expended in connection with environmental proceedings to which the Company is a party (see Note 17). The Company anticipates that it may require external financing for some of its capital expenditures, but other than a capital lease obligation for the acquisition and installation of its enterprise resource system, with the maximum amount to be financed totaling approximately $800,000, it has not determined the amount, type or source of such financing.

Stock Purchases. The Company made open market purchases of approximately 96,000 shares of its common stock during the year. These purchases were made to fund the Company's stock option plans and for other corporate purposes. As of June 30, 2004, the Board has authorized the purchase of approximately 1,626,000 additional shares of the Company's common stock. In addition, during 2004, employees exercised stock options on approximately 635,000 shares of common stock and the Company received proceeds totaling approximately $3.6 million.

Contractual Obligations. Contractual obligations at June 30, 2004 are as follows:

	2005	2006	2007	2008	2009	Thereafter	Total
Long-term Debt (1)	$ 2,273	$2,273	$2,273	$2,273	$2,270	$ 0	$11,362
Capital Leases (2)	928	1,459	928	928	157	0	4,400
Operating Leases	1,556	1,400	998	636	260	82	4,932
Energy Contract (3)	1,428	1,428	1,428	1,428	1,428	714	7,854
Post Retirement Benefits	303	305	310	322	346	4,391	5,977
Open Purchase Commitments (4)	10,000						10,000
	$16,488	$6,865	$5,937	$5,587	$4,461	$5,187	$44,525

(1) Long-term debt consists of unsecured senior notes payable in annual installments of principal of $2,273,000 through 2008, with the final payment of $2,270,000 due in 2009. Interest is payable semi-annually at 6.68 percent per annum. Upon optional prepayment or acceleration upon default, in addition to principal and accrued interest, the Company is required to pay the noteholders a "make whole amount," as defined, estimated at approximately $800,000 as of June 30, 2004.

(2) Amounts shown under capital lease arise principally under an industrial revenue bond lease relating to the Company's Kansas City, Kansas facility. The lease was modified in July 2003 in connection with which certain tax-related covenants were eliminated. Monthly principal payments are $77,381 through September 2008. Interest is also payable monthly at a rate of 5.23 percent per annum. Upon optional prepayment or acceleration upon default prior to October 1, 2005, the amount due from the Company would also include a premium of 2 percent on the outstanding principal component of the remaining lease payments; on and after October 1, 2005, the premium is 1 percent. The Company has also entered into a capital lease to fund the acquisition and installation of its new enterprise resources system (ERP). This lease provides for 36 monthly payments of $22,590 including interest at 4.6 percent through 2008. The Company anticipates that when the ERP system is complete, the maximum outstanding capital lease obligation will be $1.6 million, which will occur during the next year.

(3) Amounts shown under "Energy Contract" arise under a long-term arrangement with Central Illinois Light Company and its subsidiary, CILCORP Development Services Inc. (collectively "CILCO"). The Company has leased a portion of its Pekin, Illinois plant facility to CILCO for a term ending in December 2009. CILCO constructed a new gas-fired electric and steam generating facility on ground leased from the Company and agreed to provide steam heat to the Company's plant. If the Company fails to renew the lease for 19 years at the end of the lease term, it must pay CILCO the book value of the boiler plant and cogeneration facility, which the Company estimates will be $10.6 million. Under a related steam heat service agreement, the Company has agreed, subject to limited termination procedures, to purchase its requirements for steam heat from CILCO until at least December, 2009. Either party may terminate the service agreement at the end of the initial term or thereafter upon two years notice. The Company must make minimum monthly payments over the term of the service agreement which adjust based on changes in the product price index, and also is responsible for fuel cost and certain other expenses. Amounts shown in the above table are based on the minimum monthly payment in effect as of June 30, 2004.

(4) Amounts shown under open purchase commitments consist of commitments to purchase grain to be used in the Company's operations during the first two months of fiscal 2005. The amount shown for 2005 also includes an obligation to purchase $6.2 million of product under an agreement with Penford Corporation discussed above. In addition, under the Company's arrangement with Penford Corporation , the Company may be required to compensate Penford for its unrecovered costs of acquiring and processing unrequired starch if the Company does not purchase forecasted amounts of product during a calendar year. The Company is unable to quantify its exposure, if any, under this arrangement with Penford.

Financial Covenants. In connection with the Company's long-term loan and capital lease agreements, it is required, among other covenants, to maintain certain financial ratios, including a current ratio (current assets to current liabilities) of 1.5 to 1, minimum consolidated tangible net worth (stockholders' equity less intangible assets) of $84 million, debt to tangible net worth not to exceed 2.5 to 1, and a fixed charge coverage ratio (generally, the ratio of (i) the sum of (a) net income [adjusted to exclude gains or losses from the sale or other disposition of capital assets and other matters] plus (b) provision for taxes plus (c) fixed charges, to (ii) fixed charges) for the period of the four consecutive fiscal quarters ended as of the measurement date of 1.5 to 1. As of June 30, 2004, the Company believes it was in compliance with the financial and other covenants in its loan, capital lease and line-of-credit agreements.

Lines of Credit. The Company's line of credit for $10 million, available for general corporate purposes, extends through November 2004. A smaller line of credit for $2.5 million expires on October 31, 2004 and is also available for general corporate purposes.

OFF BALANCE SHEET OBLIGATIONS

The Company's obligation to to pay CILCO $10.6 million if it does not renew its lease, referred to in note (3) of the Contractual Obligation table above, may be deemed an "off balance sheet" obligation. In addition, as discussed elsewhere herein under "Operations," the Company has entered a business alliance with Cargill, Incorporated for the production and marketing of a new resistant starch derived from high amylose corn. It is not known whether the product will prove commercially viable, and therefore the significance of the agreement with Cargill cannot be determined at this time. If the Company does not renew the arrangement after its initial five year term or terminates the arrangement before the expiration of 18 months following certain force majeure events affecting Cargill, or if Cargill terminates the arrangement because of a breach by the Company of its obligations, the Company will be required to pay a portion (up to 50%) of the book value of capital expenditures made by Cargill to enable it to produce the product. This amount will not exceed $2.5 million without the consent of the Company. Upon the occurrence of any such event the Company also will be required to give Cargill a non-exclusive sublicense to use the patented process for the life of the patent in the production of high amylose corn-based starches for use in food products. The sublicense would be royalty bearing provided the Company was not itself then making the high amylose corn-based starch.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee,
Board of Directors and Stockholders
MGP Ingredients, Inc.
Atchison, Kansas

We have audited the accompanying consolidated balance sheets of MGP Ingredients, Inc. as of June 30, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MGP Ingredients, Inc. as of June 30, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Kansas City, Missouri
July 30, 2004

CONSOLIDATED STATEMENTS OF INCOME

Years ended June 30,	2004	2003	2002
(in thousands, except per share amounts)			
Net sales	**$270,673**	$192,372	$214,528
Cost of sales	**245,766**	202,112	193,325
Gross profit (loss)	**24,907**	(9,740)	21,203
Selling, general & administrative expenses	**(20,339)**	(13,617)	(14,689)
Other operating income	**10,720**	17,403	4,865
Income (loss) from operations	**15,288**	(5,954)	11,379
Other income, net	**1,450**	15,701	226
Interest expense	**(1,088)**	(1,226)	(1,237)
Income before income taxes	**15,650**	8,521	10,368
Provision for income taxes	**6,182**	3,367	4,109
Net income	**$ 9,468**	$ 5,154	$ 6,259
Earnings per common share (1)			
Basic	**$ 0.61**	$ 0.33	$ 0.39
Diluted	**$ 0.59**	$ 0.33	$ 0.39
Other comprehensive income (loss)			
Net income	**$ 9,468**	$ 5,154	$ 6,259
Other comprehensive income (loss), net of tax:			
gain (loss) on cash flow hedge	**819**	(27)	(2,356)
reclassification adjustment for (gain) losses included in net income	**(1,020)**	(199)	2,517
Other comprehensive income (loss)	**(201)**	(226)	161
Comprehensive income	**$ 9,267**	$ 4,928	$ 6,420

See Notes to Consolidated Financial Statements

(1) Earnings per share has been adjusted to reflect the Company's 2-for-1 stock split that went into effect following the close of business on June 30, 2004.

CONSOLIDATED BALANCE SHEETS

Years ended June 30,	2004	2003
(in thousands, except per share amounts)		
Assets		
Current assets		
Cash and cash equivalents	**$ 6,488**	$ 17,539
Receivables (less allowance for doubtful accounts: 2004 and 2003—$252)	**34,243**	20,466
Inventories	**32,775**	26,956
Prepaid expenses	**828**	1,578
Deferred income taxes	**2,090**	
Refundable income taxes		3,086
Total current assets	**76,424**	69,625
Property and equipment, at cost	**296,377**	263,990
Less accumulated depreciation	**187,280**	172,186
Property and equipment, net	**109,097**	91,804
Insurance receivable	**1,425**	11,515
Other assets	**91**	186
Total assets	**$187,037**	$173,130
Liabilities and Stockholders' Equity		
Current liabilities		
Current maturities of long-term debt	**$ 3,201**	$ 3,201
Accounts payable	**10,576**	9,729
Accrued expenses	**7,815**	3,604
Income taxes payable	**2,423**	
Deferred income taxes		241
Deferred revenue	**12,598**	14,323
Total current liabilities	**36,613**	31,098
Long-term debt	**12,561**	15,232
Post retirement benefits	**5,977**	5,780
Deferred income taxes	**13,677**	15,802
Stockholders' equity		
Capital Stock		
Preferred, 5% non-cumulative; $10 par value; authorized 1,000 shares; issued and outstanding 437 shares	**4**	4
Common stock, no par value; authorized 20,000,000 shares; issued 19,530,344 shares	**6,715**	6,715
Additional paid-in capital	**5,005**	2,605
Retained earnings	**123,181**	114,861
Accumulated other comprehensive loss—cash flow hedges	**(251)**	(50)
	134,654	124,135
Treasury stock, at cost		
Common; 2004—3,621,514 shares, 2003—4,159,656 shares	**(16,445)**	(18,917)
Total stockholders' equity	**118,209**	105,218
Total liabilities and stockholders' equity	**$187,037**	$173,130

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended June 30, *(in thousands)*	Capital Stock Preferred	Issued Common	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, June 30, 2001	$4	$6,715	$2,485	$105,878	$ 15	$(14,553)	$100,544
Purchase of treasury stock						(1,628)	(1,628)
Stock options exercised			116			447	563
2002 net income				6,259			6,259
Dividends paid				(1,221)			(1,221)
Unrealized gain on cash flow hedge					161		161
Balance, June 30, 2002	4	6,715	2,601	110,916	176	(15,734)	104,678
Purchase of treasury stock						(3,193)	(3,193)
Stock options exercised			4			10	14
2003 net income				5,154			5,154
Dividends paid				(1,209)			(1,209)
Unrealized loss on cash flow hedge					(226)		(226)
Balance, June 30, 2003	4	6,715	2,605	114,861	(50)	(18,917)	105,218
Purchase of treasury stock						**(446)**	**(446)**
Stock options exercised			**2,400**			**2,918**	**5,318**
2004 net income				**9,468**			**9,468**
Dividends paid				**(1,148)**			**(1,148)**
Unrealized loss on cash flow hedge					**(201)**		**(201)**
Balance, June 30, 2004	**$4**	**$6,715**	**$5,005**	**$123,181**	**$ (251)**	**$(16,445)**	**$118,209**

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended June 30,	**2004**	**2003**	**2002**
Cash flows from operating activities			
Net income	**$ 9,468**	$ 5,154	$ 6,259
Items not requiring (providing) cash:			
Depreciation	**15,197**	14,354	14,308
Loss on sale of assets	**4**	1,253	0
Deferred income taxes	**683**	5,740	1,980
Gain on insurance recovery	**(896)**	(15,431)	
Changes in:			
Accounts receivable	**(13,777)**	3,605	2,038
Inventories	**(6,020)**	(6,427)	(2,364)
Accounts payable	**4,894**	353	(1,992)
Deferred revenue	**(1,725)**	3,352	(4,980)
Income taxes (receivable) payable	**2,100**	(2,501)	(286)
Other	**1,042**	(1,275)	636
Net cash provided by operating activities	**10,970**	8,177	15,599
Cash flows from investing activities			
Additions to property and equipment	**(31,781)**	(15,911)	(12,972)
Proceeds from disposition of equipment	**11,013**	4,126	
Net cash used in investing activities	**(20,768)**	(11,785)	(12,972)
Cash flows from financing activities			
Purchase of treasury stock	**(446)**	(3,193)	(1,628)
Sale of treasury stock	**3,588**	14	563
Principal payments on long-term debt	**(3,247)**	(3,201)	(3,047)
Proceeds from issuance of long-term debt			6,500
Net proceeds on line of credit			(8,512)
Dividends paid	**(1,148)**	(1,209)	(1,221)
Net cash provided by (used in) financing activities	**(1,253)**	(7,589)	(7,345)
Increase (decrease) in cash and cash equivalents	**(11,051)**	(11,197)	(4,718)
Cash and cash equivalents, beginning of year	**17,539**	28,736	33,454
Cash and cash equivalents, end of year	**$ 6,488**	$17,539	$28,736

See Notes to Consolidated Financial Statements

NOTE 1:

NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations. The activities of MGP Ingredients, Inc. and its subsidiaries consist primarily of the processing of wheat, corn and milo into a variety of products through an integrated production process. The Company is a fully integrated producer of specialty and commodity ingredients and distillery products. Specialty ingredients are principally comprised of specialty wheat proteins and wheat starches. Commodity ingredients consist primarily of vital wheat gluten and commodity wheat starch. Distillery products include food grade alcohol and fuel grade alcohol. By-products include mill feeds and other mill products, distillers feed and carbon dioxide. The Company sells its products on normal credit terms to customers in a variety of industries located primarily throughout the United States. The Company operates plants in Atchison, Kansas and Pekin, Illinois. The Company also operates a facility in Kansas City, Kansas, for the further processing and extrusion of wheat proteins and starches. Midwest Grain Pipeline, Inc., a wholly owned subsidiary, supplies natural gas to the Company's Atchison plant.

The Company's ingredients are sold primarily as food additives to enhance the functionality, appearance, texture, taste and a variety of other characteristics of baked and processed foods. The Company's ingredients are also sold for use in personal care product applications and for use in the manufacture of pet treats and bio-based products.

MGPI's food grade alcohol is produced for beverage and industrial applications. The Company's beverage alcohol consists primarily of vodka and gin and is sold in bulk form. Fuel grade alcohol is sold as an octane additive and oxygenate that is commonly known as ethanol.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation. The consolidated financial statements include the accounts of MGP Ingredients, Inc., MGP Ingredients of Illinois, Inc., Kansas City Ingredient Technologies, Inc. and Midwest Grain Pipeline, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

Inventories and Derivatives. Inventories are stated at the lower of cost or market on the first-in, first-out (FIFO) method. In connection with the purchase of raw materials, principally corn and wheat, for anticipated operating requirements, MGP Ingredients, Inc. enters into readily marketable exchange-traded commodity futures and option contracts to reduce the risk of future grain price increases. Additionally, the Company enters into exchange-traded futures contracts for the sale of fuel grade alcohol to hedge the selling price to its customers. These contracts are designated as cash flow hedges of specific volumes of commodities to be purchased or sold. The changes in the market value of the Company's futures and option contracts has historically been, and is expected to continue to be, highly effective at offsetting changes in the price movements of the hedged items and the amounts representing ineffectiveness is immaterial. The fair value of the open and closed hedging transactions is recorded in inventory or other accrued liabilities with the related gains and losses deferred in other comprehensive income, net of applicable income taxes. Gains and losses are recognized in the statement of income as the finished goods related to the hedged transactions are sold. If it is determined that the hedge instruments are no longer effective at offsetting changes in the price of the hedged item, then the changes in market value of these contracts would be recognized in cost of sales at that time. Gains and losses resulting from the hedged transactions will be recognized in the statement of income within the next year.

Accounts Receivable. Accounts receivable are stated at the amounts billed to customers plus any accrued and unpaid interest. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts receivable are ordinarily due 30 days after the issuance of the invoice. Receivables are considered delinquent after 30 days and are written off based on individual credit evaluation and specific circumstances of the customer.

Property and Equipment. Depreciation is computed using both straight-line and accelerated methods over the following estimated useful lives:

Buildings and improvements	20–30 years
Transportation equipment	5–6 years
Machinery and equipment	10–12 years

The Company capitalizes interest costs associated with construction in progress, based on the weighted-average rates paid for long-term borrowing. Total interest incurred for 2004 and 2003 was:

June 30,	2004	2003
(in thousands)		
Interest cost capitalized	$ 775	$ 452
Interest costs charged to expense	1,088	1,226
	$1,863	$1,678

Stock Split. On June 30, 2004 the Company effected a 2-for-1 split of its common stock. All share and per share amounts have been adjusted to give effect to the stock split.

Earnings Per Common Share. Earnings per common share data is based upon the weighted average number of common shares outstanding for each period.

Cash Equivalents. The Company considers all liquid investments with maturities of three months or less to be cash equivalents. At June 30, 2004 and 2003, cash equivalents consisted primarily of overnight repurchase agreements with a bank.

Income Taxes. Deferred tax liabilities and assets are recognized for the tax effect of the differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Revenue Recognition. Revenue from the sale of the Company's products is recognized as products are delivered to customers.

Income from various government incentive grant programs is recognized as it is earned. In the case of the ethanol incentive program, income is based on grain usage for fuel alcohol production measured in each quarter. In the case of the USDA grant, income is recognized as costs are incurred or, in connection with capital projects, as those projects are depreciated.

Indemnification Agreements. The Company sells certain of its products under agreements that provide that the Company will indemnify the customers against certain claims by third parties. The Company records its obligations under these indemnification agreements based on their fair value.

Advertising. Advertising costs are expensed as incurred. These costs totaled $841,000, $806,000 and $810,000 for June 30, 2004, 2003 and 2002, respectively.

Research and Development. Research and development costs are expensed as incurred. These costs totaled approximately $2.4 million, $1.9 million and $1.8 million for June 30, 2004, 2003 and 2002, respectively.

Stock Options. The Company has stock-based employee compensation plans, which are described more fully in Note 11. The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

Year Ended June 30,	2004	2003	2002
Net income, as reported	**$ 9,468**	$ 5,154	$ 6,259
Add: Stock-based compensation net of income taxes included in income	**273**		
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	**(792)**	(681)	(809)
Pro forma net income	**$ 8,949**	$ 4,473	$ 5,450
Weighted Average Common Shares Outstanding:			
Basic	**15,473,228**	15,864,546	16,171,694
Diluted	**15,967,756**	15,864,546	16,171,694
Basic Earnings Per Share:			
As reported	**$ 0.61**	$ 0.33	$ 0.39
Pro forma	**$ 0.58**	$ 0.28	$ 0.34
Dilutive Earnings Per Share:			
As reported	**$ 0.59**	$ 0.33	$ 0.39
Pro forma	**$ 0.56**	$ 0.28	$ 0.34

NOTE 2:
INSURANCE RECOVERIES

On September 13, 2002, the Company's Atchison, Kansas distillery was shut down as the result of an explosion at the distillery. Related business interruption insurance proceeds of $9.6 million and $12.6 million were recorded as other operating income for the years ended June 30, 2004 and 2003. In addition, in 2004 and 2003, the Company recorded gains of approximately $0.9 million and $15.4 million, respectively, resulting from the property damage caused by the explosion. Included in the balance sheet are $1.4 million and $11.5 million related to this incident and recorded as insurance receivables at June 30, 2004 and 2003, respectively.

NOTE 3:
INVENTORIES

Inventories consist of the following:

June 30, *(in thousands)*	2004	2003
Alcohol	**$ 4,130**	$ 4,604
Unprocessed grain	**9,643**	9,529
Operating supplies	**5,812**	5,099
Wheat-based ingredients	**12,080**	6,744
By-products and other	**1,110**	980
	$ 32,775	$ 26,956

NOTE 4:

PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

June 30,	2004	2003
(in thousands)		
Land, buildings and improvements	**$ 25,735**	$ 25,459
Transportation equipment	**1,248**	1,296
Machinery and equipment	**249,892**	228,975
Construction in progress	**19,502**	8,260
	296,377	263,990
Less accumulated depreciation	**187,280**	172,186
	$109,097	$ 91,804

NOTE 5:

ACCRUED EXPENSES

Accrued expenses consist of the following:

June 30,	2004	2003
(in thousands)		
Employee benefit plans (Note 11)	**$ 5,223**	$1,429
Salaries and wages	**999**	785
Property taxes	**819**	829
Interest	**316**	380
Other expenses	**458**	181
	$ 7,815	$3,604

NOTE 6:

LONG-TERM DEBT

Long-term debt consists of the following:

June 30,	2004	2003
(in thousands)		
Senior notes payable	**$ 11,362**	$13,635
Industrial revenue bond	**3,869**	4,798
Capital lease obligation	**531**	
	15,762	18,433
Less current maturities	**3,201**	3,201
Long-term portion	**$ 12,561**	$15,232

The unsecured senior notes are payable in annual installments of $2,273,000 from 2004 through 2008 with the final principal payment of $2,270,000 due in 2009. Interest is payable semiannually at 6.68% per annum.

Industrial development revenue bonds issued by The Unified Government of Wyandotte County, Kansas City, Kansas, provide for principal payments to bondholder of $77,381 plus interest at 5.23% (5.26% effective August, 2003) which are due monthly. The bonds are secured by a security interest in the project as defined in the lease agreement.

In connection with the above borrowings, the Company, among other covenants, is required to maintain certain financial ratios, including a current ratio of 1.5 to 1, minimum consolidated tangible net worth of $84 million, debt to tangible net worth not to exceed 2.5 to 1, and a fixed charge coverage ratio of 1.5 to 1. The agreements also include a restriction on the aggregate amount of dividends that can be paid and treasury stock purchases. At June 30, 2004, there was approximately $23 million capacity available for those purposes under the terms of the agreements.

The Company is in the process of implementing an enterprise resource planning system financed under a capital lease. The system is not expected to be placed into service until the fourth quarter of fiscal year 2005. Once placed into service, the lease will require 36 monthly principal and interest payments of $22,590 with an interest rate of 4.6%. At June 30, 2004, the entire capital lease obligation has been reported as long-term.

At June 30, 2004, the Company had a $10 million unsecured revolving line of credit expiring on November 30, 2004, on which there were no borrowings at June 30, 2004. Borrowings under $500,000 bear interest at the prime rate. Borrowings in excess of $500,000 bear interest at the greater of 1% below prime or the federal funds rate plus 1.5%.

At June 30, 2004, the Company also had a $2.5 million unsecured revolving line of credit expiring on October 31, 2004. The line bears interest at 0.5% below prime. There were no borrowings on the line at June 30, 2004.

Aggregate annual maturities of long-term debt and payments on capital lease obligations at June 30, 2004 are:

	Long-term Debt (Exc. Leases)	Capital Lease Obligations
(in thousands)		
2005	$ 3,201	
2006	3,201	$ 556
2007	3,201	
2008	3,201	
2009	2,427	
Thereafter		
	$ 15,231	$ 556
Less amount representing interest		25
Present value of future minimum lease payments		$ 531

NOTE 7:

INCOME TAXES

The provision (credit) for income taxes is comprised of the following:

Years Ended June 30,	2004	2003	2002
(in thousands)			
Income taxes			
currently payable (receivable)	**$ 5,499**	$ (2,373)	$ 2,242
Income taxes deferred	**683**	5,740	1,867
	$ 6,182	$ 3,367	$ 4,109

The tax effects of temporary differences related to deferred taxes shown on the consolidated balance sheets are as follows:

June 30,	2004	2003
(in thousands)		
Deferred tax assets:		
Post-retirement liability	**2,331**	2,254
Deferred income	**4,913**	
Stock based compensation	**1,906**	
State operating loss carryforwards		617
Alternative minimum tax		1,222
Other	**710**	576
	$ 9,860	4,669
Deferred tax liabilities:		
Accumulated depreciation	**$ (20,945)**	$ (18,919)
Deferred income		(1,348)
Other	**(502)**	(445)
	$ (21,447)	(20,712)
Net deferred tax liability	**$ (11,587)**	$ (16,043)

The above net deferred tax liability is presented on the consolidated balance sheets as follows:

June 30,	2004	2003
(in thousands)		
Deferred tax asset (liability)—current	**$ 2,090**	$ (241)
Deferred tax liability—long-term	**(13,677)**	(15,802)
Net deferred tax liability	**$ (11,587)**	$ (16,043)

No valuation allowance has been recorded at June 30, 2004 or 2003.

A reconciliation of the provision for income taxes at the normal statutory federal rate to the provision included in the accompanying consolidated statements of income is shown below:

Years Ended June 30,	2004	2003	2002
(in thousands)			
"Expected" provision at federal statutory rate (34%)	**$ 5,321**	$ 2,897	$ 3,525
Increases (decreases) resulting from: Effect of state income taxes	**616**	605	442
Other	**245**	(135)	142
Provision for income taxes	**$ 6,182**	$ 3,367	$ 4,109

NOTE 8:

CAPITAL STOCK

The Common Stock is entitled to elect four out of the nine members of the Board of Directors, while the Preferred Stock is entitled to elect the remaining five directors. Holders of Common Stock are not entitled to vote with respect to a merger, dissolution, lease, exchange or sale of substantially all of the Company's assets, or on an amendment to the Articles of Incorporation, unless such action would increase or decrease the authorized shares or par value of the Common or Preferred Stock, or change the powers, preferences or special rights of the Common or Preferred Stock so as to affect the holders of Common Stock adversely. Generally, the Common Stock and Preferred Stock vote as separate classes on all other matters requiring stockholder approval.

NOTE 9:

OTHER OPERATING INCOME (EXPENSE)

Other operating income (expense) consists of the following:

Years Ended June 30,	2004	2003	2002
(in thousands)			
CCC value-added program	**$ 1,725**	$ 4,967	$ 4,981
Business interruption insurance	**9,619**	12,590	
Miscellaneous	**(624)**	(154)	(116)
	$10,720	$ 17,403	$ 4,865

NOTE 10:

ENERGY COMMITMENT

During fiscal 1994, the Company negotiated a 15-year agreement to purchase steam heat and electricity from a utility for its Illinois operations. Steam heat is being purchased for a minimum monthly charge of $119,000, with a declining fixed charge for purchases in excess of the minimum usage. In connection with the agreement, the Company leased land to the utility company for 15 years so it could construct a co-generation plant at the Company's Illinois facility. The Company has also agreed to reimburse the utility for the net book value of the plant if the lease is not renewed for an additional 19 years at the end of the initial lease term. The estimated net book value of the plant would be $10.6 million at June 30, 2009. Electricity purchases will occur at fixed rates through December 31, 2006.

NOTE 11:

EMPLOYEE BENEFIT PLANS

Employee Stock Ownership Plans. The Company and its subsidiaries have employee stock ownership plans covering all eligible employees after certain requirements are met. Contributions to the plans totaled $581,000, $341,000 and $426,000 for the years ended June 30, 2004, 2003 and 2002, respectively. Contributions are made in the form of cash and/or additional shares of common stock.

401(k) Profit Sharing Plans. The Company and its subsidiaries formed 401(k) profit sharing plans covering all employees after certain eligibility requirements are met. Contributions to the plans totaled $1,088,000, $778,000 and $789,000 for the years ended June 30, 2004, 2003 and 2002, respectively.

Post-Retirement Benefit Plan. The Company and its subsidiaries provide certain post-retirement health care and life insurance benefits to all employees. The liability for such benefits is unfunded. The Company uses a May 31 measurement date for the plan.

The status of the Company's plans at June 30, 2004 and 2003 was as follows:

June 30,	2004	2003
(in thousands)		
Change in unfunded benefit obligation		
Beginning of year	**$ 5,556**	$ 5,437
Service cost	**240**	233
Interest cost	**323**	393
Actuarial (gain) loss	**(398)**	(211)
Benefits paid	**(211)**	(296)
End of year	**5,510**	5,556
Unrecognized actuarial gain (loss)	**467**	224
Accrued post-retirement benefit cost	**$ 5,977**	$ 5,780

At June 30, 2004, a weighted average discount rate of 6.25% (compared to 6.00% assumed at June 30, 2003) was used in determining the accumulated benefit obligation.

Weighted-average assumptions used to determine benefit cost:

June 30,	2004	2003	2002
(in thousands)			
Components of net periodic benefit cost:			
Service cost	**$ 240**	$ 233	$ 212
Interest cost	**323**	393	389
(Gain) loss amortization	**(15)**	(16)	(15)
Net periodic benefit cost	**$ 548**	$ 610	$ 586

The weighted average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is assumed to be 8.00% (compared to 8.25% assumed for 2003) reducing to 7.25% over four years and 6.0% over 10 years. A one percentage point increase (decrease) in the assumed health care cost trend rate would have increased (decreased) the accumulated benefit obligation by $426,000 and ($371,000) respectively at June 30, 2004, and the service and interest cost would have changed by $58,000 and ($49,000) respectively for the year then ended.

On December 8, 2003, the Medicare Prescription Drug, Improvement Modernization Act of 2003 (the Act) was signed into law. The Act introduces a prescription drug benefit under Medicare Part D, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide benefits at least actuarially equivalent to Medicare Part D.

In accordance with FASB Staff Position 106-1, the Company has not reflected the effects of the Act on the measurements of plan benefit obligations and periodic benefit costs and accompanying notes. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, may require the Company to change previously reported information.

As of June 30, 2004, the following benefit payments, which reflect expected future service, as appropriate, are expected to be paid to plan participants:

2005	$ 303
2006	305
2007	310
2008	312
2009	346
2010 – 2014	2,216
	$ 3,792

Stock Options. The Company has three stock option plans, the Stock Incentive Plan of 1996 (the "1996 Plan"), the Stock Option Plan for Outside Directors (the "Directors Plan"), and the 1998 Stock Incentive Plan for Salaried Employees (the "Salaried Plan"). These Plans permit the issuance of stock awards, stock options and stock appreciation rights to salaried employees and outside directors of the Company.

Under the 1996 Plan, the Company may grant incentives for up to 1,200,000 shares of the Company's common stock to key employees. The term of each award is determined by the committee of the Board of Directors charged with administering the 1996 Plan. Under the terms of the 1996 Plan, options granted may be either nonqualified or incentive stock options and the exercise price may not be less than the fair value on the date of the grant. At June 30, 2004, the Company had outstanding incentive stock options to purchase 649,010 shares. At June 30, 2004, all such options were exercisable except for 32,302, which will become exercisable at various dates over the next two years. The options have ten-year terms and have exercise prices equal to fair market value on the date of grant. At June 30, 2004, 16,030 shares remained available for future awards under the 1996 Plan.

Under the Directors Plan, each non-employee or "outside" director of the Company receives on the day after each annual meeting of stockholders an option to purchase 2,000 shares of the Company's common stock at a price equal to the fair market value of the Company's common stock on such date. Options become exercisable on the 184th day following the date of grant and expire not later than ten years after the date of grant. Subject to certain adjustments, a total of 180,000 shares are reserved for annual grants under the Plan. At June 30, 2004, the Company had outstanding options to purchase 62,000 shares, all of which were exercisable as of June 30, 2004. At June 30, 2004, 92,000 shares remained available for future awards under the Directors Plan.

Under the Salaried Plan, the Company may grant stock incentives for up to 600,000 shares of the Company's common stock to full-time salaried employees. The Salaried Plan provides that the amount, recipients, timing and terms of each award be determined by the Committee of the Board of Directors charged with administering the Salaried Plan. Under the terms of the Salaried Plan, options granted may be either nonqualified or incentive stock options and the exercise price may not be less than the fair value on the date of the grant. At June 30, 2004, the Company had outstanding incentive stock options on 194,970 shares. At June 30, 2004, all such options were exercisable except for 14,165, which will become exercisable at various dates through January 2006. They have ten-year terms and have exercise prices equal to fair market value on the date of grant. At June 30, 2004, 9,900 shares remained available for future awards under the Salaried Plan.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for the year ended June 30, 2004: Risk-free interest rate of 3.51%; expected dividend yield of 1.7%; expected volatility of 50%, expected life of ten years.

Restricted Stock. In December 2003, the Board of Directors approved a long-term incentive program for senior executives under which 230,000 shares of restricted common stock were awarded from shares available under the Company's Stock Incentive Plan of 1996 and its 1998 Stock Incentive Plan for Salaried Employees. Generally, the restricted stock will vest if the Company achieves specific financial objectives over a performance period ending June 30, 2006; if those objectives are not met, the restricted stock will vest on June 30, 2010. Accelerated or partial vesting may be permitted upon change of control or if employment is terminated as a result of death, disability, retirement or termination without cause. Compensation expense with respect to these awards is based on the market price of the stock on the date the Board approved the program which was $5.91 per share. Compensation expense related to this plan recognized in income during the year ended June 30, 2004 was approximately $452,000.

A summary of the status of the Company's three stock option plans at June 30, 2004, 2003 and 2002 and changes during the years then ended is presented below:

	2004		2003		2003	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding Beginning of Year	**1,499,100**	**5.49**	1,611,120	5.77	1,587,640	5.83
Granted	**14,000**	**4.38**	112,000	3.58	257,360	6.20
Cancelled	**(300)**	**4.00**	(203,020)	6.81	(138,000)	7.63
Exercised	**(606,820)**	**5.51**	(21,000)	4.10	(95,880)	5.15
Outstanding at end of year	**905,980**	**5.45**	1,499,100	5.49	1,611,120	5.77

These are comprised as follows:

	Shares	Exercise Price	Remaining Contractual Lives (Years)	Shares Exercisable at June 30. 2004
The 1996 Plan	82,000	3.63	9.00	82,000
	125,000	6.45	8.00	125,000
	73,000	5.95	7.50	73,000
	109,000	4.66	7.00	81,750
	20,210	4.66	6.50	15,158
	62,000	4.00	5.50	62,000
	104,800	6.25	4.50	104,800
	73,000	6.88	3.50	73,000
Salaried Plan	13,580	5.95	7.50	6,790
	29,500	4.66	6.50	22,125
	60,630	4.00	5.50	60,630
	91,260	6.75	3.67	91,260
Directors' Plan	10,000	4.38	9.25	10,000
	10,000	3.25	8.25	10,000
	10,000	5.58	7.25	10,000
	8,000	4.82	6.25	8,000
	8,000	4.50	5.25	8,000
	6,000	5.88	4.25	6,000
	6,000	7.13	3.25	6,000
	4,000	8.13	2.25	4,000
	905,980			859,513

NOTE 12:

OPERATING LEASES

The Company has several noncancelable operating leases for railcars and other equipment, which expire from November 2003 through December 2009. The leases generally require the Company to pay all service costs associated with the railcars. Rental payments include minimum rentals plus contingent amounts based on mileage.

Future minimum lease payments at June 30, 2004 are as follows:

(in thousands)	
2005	$ 1,556
2006	1,400
2007	998
2008	636
2009	260
Thereafter	82
Future minimum lease payments	$ 4,932

Rental expense for all operating leases with terms longer than one month totaled $1,830,000, $1,685,000 and $1,880,543 for the years ended June 30, 2004, 2003 and 2002, respectively.

NOTE 13:

SIGNIFICANT ESTIMATES AND CONCENTRATIONS

Generally accepted accounting principles require disclosure of certain significant estimates and current vulnerabilities due to certain significant concentrations. Those matters include the following:

- The Company accrues amounts for post-retirement benefit obligations as discussed in Note 11. An accrual for such costs of $5,977,000 is included in the accompanying 2004 financial statements. Claims payments based on actual claims ultimately filed could differ materially from these estimates.
- During the each of the years ended June 30, 2004 and 2003, the Company had sales to two customers accounting for approximately 25% and 29%, respectively, of consolidated sales.

NOTE 14:

OPERATING SEGMENTS

The Company's operations are classified into two reportable segments: ingredients consist of specialty ingredients, consisting primarily of specialty wheat starches and specialty wheat proteins, commodity ingredients, including commodity wheat starches and vital wheat gluten, and mill feeds. Distillery products consist of food grade alcohol, including beverage alcohol and industrial alcohol, fuel alcohol, commonly known as ethanol, and distillers grain and carbon dioxide, which are by-products of the Company's distillery operations.

Operating profit for each segment is based on net sales less identifiable operating expenses. Interest expense, investment income and other general miscellaneous expenses have been excluded from segment operations and classified as Corporate. Receivables, inventories and equipment have been identified with the segments to which they relate. All other assets are considered as Corporate.

Segment Information

	2004	2003	2002
Sales to Customers			
Ingredients	**$102,711**	$ 57,215	$ 66,398
Distillery products	**167,962**	135,157	148,130
	$270,673	$192,372	$214,528
Depreciation			
Ingredients	**$ 5,787**	$ 5,141	$ 5,002
Distillery products	**8,617**	8,390	8,286
Corporate	**793**	823	1,020
	$ 15,197	$ 14,354	$ 14,308
Income before Income Taxes			
Ingredients	**$ 17,268**	$ 7,030	$ 4,562
Distillery products	**257**	3,622	7,824
Corporate	**(1,875)**	(2,131)	(2,018)
	$ 15,650	$ 8,521	$ 10,368
Identifiable Assets			
Ingredients	**$ 86,965**	$ 59,628	$ 49,812
Distillery products	**79,624**	76,704	57,813
Corporate	**20,448**	36,798	58,593
	$187,037	$173,130	$166,218

NOTE 15:

FAIR VALUE OF FINANCIAL INVESTMENTS

The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which method involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

June 30,	2004		2003	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	**$ 6,488**	**$ 6,488**	$17,539	$17,539
Accounts receivable	**34,243**	**34,243**	20,466	20,466
Insurance receivable	**1,425**	**1,425**	11,515	11,515
Unrealized gains on hedging contracts	**258**	**258**	32	32
Financial liabilities:				
Accounts payable	**10,576**	**10,576**	9,729	9,729
Long-term debt	**15,762**	**16,203**	18,433	19,420
Unrealized losses on hedging contracts	**673**	**673**	114	114

NOTE 16:

ADDITIONAL CASH FLOWS INFORMATION

Years Ended June 30,	**2004**	**2003**	**2001**
(in thousands)			
Non-cash Investing and Financing Activities:			
Purchase of property and equipment in accounts payable	**$ 164**	$ 695	$ 227
Capital lease obligation incurred for equipment	**576**		
Additional Cash Payment Information:			
Interest paid	**1,151**	1,226	1,535
Income taxes paid	**3,400**		2,500

NOTE 17:

CONTINGENCIES

There are various legal proceedings involving the Company and its subsidiaries. Except as noted below, management considers that the aggregate liabilities, if any, arising from such actions would not have a material adverse effect on the consolidated financial position or operations of the Company.

The Company is currently in negotiations with the United States Environmental Protection Agency (USEPA), the Illinois Attorney General's Office and the Illinois Environmental Protection Agency (IEPA) to settle enforcement proceedings related to emissions at the Pekin, Illinois location. The IEPA has requested a $1.1 million penalty to resolve its complaint and the USEPA has proposed a federal penalty of $172,000. The Company has made an offer to settle which includes a cash payment and the installation of certain additional equipment at the plant, but regards the IEPA penalty request as unwarranted under the circumstances and has rejected it. As of June 30, 2004, the Company had accrued $300,000, which is included in other accrued liabilities, with respect to these matters. The amount of the ultimate settlement could differ materially in the near term.

NOTE 18:

USDA GRANT

During the fourth quarter of fiscal 2001, the United States Department of Agriculture developed a grant program for the gluten industry in place of a two-year extension of a wheat gluten import quota that took effect on June 1, 1998. Over the life of the program, which ended on May 31, 2003, the Company was eligible to receive nearly $26 million of the program total of $40 million. For the first year of the program, approximately $17.3 million was allocated to the Company with the remaining $8.3 million allocated in July 2002. The funds were used for research, marketing, promotional and capital costs related to value-added gluten and starch products. Funds allocated on the basis of current operating costs were recognized in income as those costs were incurred. Funds allocated based on capital expenditures will be recognized in income as the capital projects are depreciated.

NOTE 19:

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (FASB) has issued a new accounting pronouncement that became effective in the fiscal year commencing July 1, 2004.

In May 2004, FASB Staff Position 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP 106-2") was issued. FSP 106-2 amends and clarifies the accounting and disclosures regarding the effect of the federal subsidy provided by the Act. The provisions for this standard are effective for the first interim or annual period beginning after June 15, 2004. The Company has not yet determined the impact that this new pronouncement will have on the Company's consolidated financial statements.

STOCKHOLDER INFORMATION

COMMON STOCK

The Common Stock of MGP Ingredients, Inc. began trading on October 20, 1988, on the over-the-counter market. The stock is listed on the NASDAQ National Market and trades under the symbol MGPI. Stock price quotations can be found in major daily newspapers and the Wall Street Journal, and on the Internet at www.nasdaq.com. The Company currently has 15,908,830 shares of common stock outstanding.

The following table sets forth the high and low closing prices of the Common Stock for each quarter of fiscal 2004 and fiscal 2003. The prices represent actual transactions.

Fiscal 2004	High	Low
First Quarter	$ 4.86	$ 3.88
Second Quarter	$ 9.23	$ 4.36
Third Quarter	$13.60	$ 7.33
Fourth Quarter	$22.88	$12.06
Fiscal 2003	High	Low
First Quarter	$ 6.94	$ 3.56
Second Quarter	$ 5.04	$ 2.93
Third Quarter	$ 5.21	$ 2.98
Fourth Quarter	$ 4.59	$ 3.25

(The price data above has been adjusted to reflect MGPI's 2-for-1 stock split that took effect after the close of business on June 30, 2004.)

As of June 30, 2004, there were approximately 825 stockholders of record of MGP Ingredients, Inc. Common Stock. The Company believes that the Common Stock is held by approximately 2,800 beneficial owners.

DIVIDENDS

The Company paid a cash dividend of $0.05 per share in November, 2000, a dividend of $0.075 per share in November, 2001, a dividend of $0.075 per share in November, 2002 and a dividend of $0.075 per share in November, 2003, in each case as adjusted to reflect the 2-for-1 stock split. Previously, cash dividends had not been paid since the end of 1995. Any future dividends will be paid at the discretion of the Board of Directors, which will consider various factors, including the Company's operating results and cash requirements, in making any decision respecting dividends.

TRANSFER AGENT

UMB Bank, n.a., P.O. Box 410064, Kansas City, Missouri 64141-0064. Telephone: (816) 860-7445. For change of address, lost dividends or lost stock certificates, write or call the above and address your inquiry to: Security Transfer Division.

ANNUAL MEETING

The annual meeting of stockholders will be held at 10:00 a.m. (central time), October 14, 2004 at the Atchison Heritage Conference Center, 710 South 9th Street, Atchison, Kansas.

Stockholder/Analyst Contact: Steve Pickman, Vice President of Corporate Communications and Marketing Services, MGP Ingredients, Inc. (913) 367-1480.

FORM 10-K

A copy of the Company's annual report to the Securities and Exchange Commission (Form 10-K) will be available without charge to stockholders upon written request in October, 2004. It and a general information packet may be obtained by contacting Marta Myers, Corporate Secretary and Executive Assistant to the President and CEO, or Steve Pickman, MGP Ingredients, Inc., 1300 Main Street, P.O. Box 130, Atchison, Kansas 66002-0130. The Form 10-K and other reports the Company files with the SEC may also be obtained through the Internet at: www.mgpingredients.com.

MGP INGREDIENTS, INC.

1300 MAIN ST., P.O. BOX 130

ATCHISON, KANSAS 66002-0130

800.255.0302

www.mgpingredients.com

